UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 12 November 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on form 6-K contains the following items:

(a)           Chief Executive’s statement;

(b)           Business review; and

(c)           Half-year condensed consolidated financial statements of Vodafone Group Plc.

Certain information listed above is taken from the previously published results announcement of Vodafone for the six months ended 30 September 2010 (‘half-year financial report’). This document does not update or restate any of the financial information set forth in the half-year financial report.

This document should be read in conjunction with the Group’s annual report on Form 20-F for the year ended 31 March 2010, in particular the following sections:

•      the information contained under “Key performance indicators” on page 24;

•      the information contained under “Operating results” on pages 25 to 36;

•      the information contained under “Liquidity and capital resources” on pages 41 to 44; and

•      the consolidated financial statements on pages 74 to 117.

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (“the Company”), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

Exhibit 7

•      Computation of ratio of earnings to fixed charges

CHIEF EXECUTIVE’S STATEMENT

Operating review

Group revenue increased by 3.9% to £22.6 billion, with improved organic growth trends in all of the Group’s regions. In Q2 Group organic service revenue increased by 2.3%(*), 1.2 percentage points(*) faster than Q1, with data revenue growth of 25.9%(*).

Group adjusted operating profit increased by 2.7% to £6.1 billion with an increased contribution from Africa and Central Europe, Asia Pacific and Middle East and Verizon Wireless offsetting lower profit in Europe.

Group adjusted EBITDA margin declined by 1.7 percentage points in H1, in line with our expectations, with increased commercial investment in Europe mostly funded by the Group’s cost efficiency programmes.

Cash generation remained robust, with free cash flow of £3.5 billion, consistent with our full year guidance. Capital expenditure of £2.4 billion was at a lower level than in the same period last year reflecting delayed infrastructure investment in India due to import restrictions.

In Europe service revenue declined by 1.3%(*) with improvement in trends in Q2 where service revenue declined only 0.8%(*), reflecting continued growth in Germany and the UK, an improved trend in Italy and continuing weakness in Spain. Data revenue growth was 23.2%(*) and fixed line growth was 4.4%(*). Operating costs in Europe including Common Functions declined by 3.4%(*), enabling further commercial investment. Adjusted EBITDA margin declined 1.6 percentage points.

In Africa and Central Europe service revenue increased by 20.1%, reflecting favourable foreign exchange rate movements and the impact of the acquisition of a controlling stake in Vodacom in the prior year. On an organic basis service revenue increased by 4.8%(*), with continued growth in Turkey and Vodacom and stable trends in most Central European operations. Adjusted EBITDA margins were stable.

In Asia Pacific and Middle East service revenue increased by 22.2% reflecting a strong contribution from India where service revenue grew by 14.7%(*) and where we added 14.7 million customers during the period. The regional adjusted EBITDA margin increased by nearly 2 percentage points reflecting better margins in India as we begin to gain the benefits of scale.

At Verizon Wireless underlying service revenue growth was 6.2%(*), the adjusted EBITDA margin was 40.0% and data revenue continued to grow rapidly. Free cash flow generation remained strong and net debt had reduced to US$14.3 billion by 30 September.

In September we sold the Group’s 3.2% interest in China Mobile Limited realising £4.3 billion before tax and we have committed £2.8 billion of this to a share buy back programme of which £0.1 billion had been completed by 30 September. We have today announced an agreement to accelerate the realisation of our interests in SoftBank for proceeds of approximately £3.1 billion which will be received in two broadly equal instalments in December 2010 and April 2012.

Reported earnings per share was 14.31 pence, our highest ever reported earnings per share in a half-year period, benefiting from a £2.4 billion gain on the sale of our interest in China Mobile and the resolution of certain long standing tax issues offset in part by an impairment charge of £0.8 billion in respect of Greece. Adjusted earnings per share was 8.76 pence broadly in line with last year and the dividend per share has increased by 7.1% to 2.85 pence consistent with the Group’s medium-term dividend growth policy communicated in May 2010.

Strategy update

In November 2008 we implemented a strategy to strengthen Vodafone in a sharply deteriorating economic climate. Since then Vodafone has returned to organic revenue growth and gained revenue market share in the majority of our markets. On an annualised basis the Group’s mobile data business has

CHIEF EXECUTIVE’S STATEMENT

grown to nearly £5 billion and fixed line revenue, primarily broadband, has grown to over £3 billion. Revenue generated from enterprise customers has also returned to growth. In emerging markets India gained the number two market position by revenue, South Africa has retained its number one position and Turkey is now generating profitable double digit revenue growth. The Group has generated free cash flow well ahead of the £5 billion to £6 billion target established in 2008, allowing the Board to establish a three year 7% dividend per share growth policy.

Since November 2008 we have seen tangible evidence of accelerating mobile data adoption where consumers and business customers are seizing the benefits of fast, reliable mobile data networks using smartphones and other mobile data devices such as tablets. We are also seeing increased interest in broader data-based services like payments via handsets and an initial wave of mobile devices for homes and cars. In emerging economies, where revenue growth is still being driven by increasing penetration of mobile devices, data penetration is low but demand for access to the internet is high and to a large extent can only be satisfied by mobile networks.

The execution of our updated strategy, announced today, will create a more valuable business, establish Vodafone as the leading operator in mobile data in Europe, India and Africa and further develop our market position in total communications.

We will pursue a growth strategy focused particularly on Europe, Africa and India

1.        Mobile data: we will capitalise on the rapid increase in demand for ubiquitous mobile data services and accelerate the rate of adoption by customers in underpenetrated markets by:

•          serving our customers’ demand for networks with wide and deep coverage, high speed capability and reliability, by continuing to invest in our already leading European networks and further developing our data networks in our Indian and African markets;

•           transitioning our data pricing plans to tiered plans and differentiated service levels, to encourage data adoption and adjust pricing to usage, thereby giving customers more control and driving better returns on our investment;

•           enhancing our customer care, retail presence, online services and support, to ensure that customers get the best data experience with Vodafone; and

•         carrying a balanced portfolio of smartphones and connected devices, with all leading brands, and supplementing our range with attractively priced Vodafone-branded smartphones to accelerate further smartphone penetration across our customer base.

2.        Enterprise: we will further grow enterprise revenue through the introduction of new services for the SME, SoHo and Corporate segments, increasing our addressable market and building on the momentum of Vodafone Global Enterprise and Vodafone One Net.

3.        Emerging markets: we will continue to generate revenue growth from driving penetration of mobile voice and SMS and accelerating the adoption of affordable data into our attractive markets across India and Africa.

4.        Total Communications: in Europe, where we see early signs of convergence, we will build on our recent success in fixed broadband and continue to secure over time access to fast broadband to allow us to service the enterprise and consumer markets in a capital efficient manner.

5.        New services: we will selectively expand into a number of new growth segments including machine-to-machine services and financial mobile services.

CHIEF EXECUTIVE’S STATEMENT

We will continue to drive benefits from the Group’s scale advantage and cost focus

The current composition of the Group has increased efficiency and enabled us to achieve favourable comparative cost positions in many markets. We will continue to generate significant savings from technology standardisation, off-shoring, outsourcing and platform sharing. Our supply chain management programmes will enable us to continue to reduce our cost to carry in an increasingly data driven environment. The Group’s second £1 billion cost efficiency programme is on track and we continue to identify further ways to simplify and standardise our business to increase efficiency.

We will seek to generate free cash flow or liquidity from non-controlled assets and investments

Non-controlled assets (primarily Verizon Wireless and SFR) constitute a significant proportion of the Group’s assets but only generate a small proportion of reported free cash flow. We will seek to maximise the value of non-controlled assets in a tax efficient manner either through generating liquidity or increased regular free cash flow in order to fund profitable investment and enhance shareholder returns.

Verizon Wireless, the Group’s largest non-controlled asset, is the market leader in an attractive market and is performing strongly. SFR is well positioned as a converged operator in the French market. Vodafone’s proportionate share of free cash flow from Verizon Wireless and SFR was around £5 billion last year. However, the net cash flow from these two assets was only around £1 billion in the 2010 financial year. The opportunity for incremental value creation is, therefore, substantial.

In addition, we will actively manage our investment portfolio and seek out value enhancing opportunities – wherever possible – as we have done with the sale of the Group’s investment in China Mobile and in SoftBank which was announced today.

We will continue to apply capital discipline to our approach to investment

We continue to apply capital discipline to our investment decisions. We apply rigorous commercial analysis and demanding hurdle rates, including our existing M&A criteria, to ensure that any investment and corporate activity will enhance shareholder returns. Adhering to our target credit rating of low single A continues to provide the Group with a low cost of debt and good access to liquidity. We will continue to undertake regular reviews of Vodafone’s entire portfolio to ensure that we optimise value for shareholders.

Improved guidance for the 2011 financial year and medium-term targets

For the current year we have updated our guidance and increased our expectations for adjusted operating profit, reflecting the higher than expected revenue growth in each of the Group’s regions and the current strong performance at Verizon Wireless. We continue to expect free cash flow to be in excess of £6.5 billion.

As we implement our updated strategy in the three financial years to FY 2014, we expect to generate organic revenue growth in the range of 1% to 4% per annum, stabilising Group adjusted EBITDA margins and free cash flow generation of between £6 billion and £7 billion per annum from the Group’s existing operations.

Summary

The focused execution of our November 2008 strategy in a challenging economic environment has enabled the Group to return to organic revenue growth and delivered sustainable high cash flows whilst maintaining investment in technology and customer experience.

Our updated strategy, announced today, will position Vodafone to take full advantage of the most valuable telecommunications growth opportunities ahead, deliver sustainable revenue growth and stabilising adjusted EBITDA margins. This, together with our pursuit of liquidity and value from the Group’s non-controlled investments, will drive enhanced free cash flow and returns for shareholders.

Note:

(*)    All amounts marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

GROUP FINANCIAL HIGHLIGHTS

		2010	2009	% change
	Page	£m	£m	Reported	Organic
Financial information(1)

Revenue	30	22,603	21,761	3.9	1.8

Operating profit	30	5,213	6,068	(14.1)

Profit before taxation	30	8,240	5,747	43.4

Profit for the period	30	7,504	4,795	56.5

Basic earnings per share (pence)	30	14.31p	9.17p	56.1

Capital expenditure(2)	43	2,435	2,602	(6.4)

Cash generated by operations	22	7,331	7,577	(3.2)

Performance reporting(1)(2)

Group adjusted EBITDA	9	7,363	7,455	(1.2)	(2.8)

Adjusted operating profit	9, 45	6,069	5,911	2.7	0.7

Adjusted profit attributable to equity shareholders	12, 45	4,616	4,582	0.7

Adjusted earnings per share (pence)	12, 45	8.76p	8.72p	0.5

Free cash flow(3)	22	3,489	4,003	(12.8)

Net debt	22, 23	30,457	34,001	(10.4)

Notes:

(1)   Amounts presented at 30 September or for the six month period then ended.

(2)   See page 40 for “Use of non-GAAP financial information” and page 47 for “Definition of terms”.

(3)   All references to free cash flow are to amounts before licence and spectrum payments.

UPDATED GUIDANCE

Please see page 40 for “Use of non-GAAP financial information”, page 47 for “Definition of terms” and page 48 for “Forward-looking statements”.

2011 financial year guidance	Original guidance 2011 financial year £bn	Updated guidance 2011 financial year £bn

Adjusted operating profit	11.2 – 12.0	11.8 – 12.2

Free cash flow	In excess of 6.5	In excess of 6.5

As the result of strong revenue performance in each of the Group’s three regions and good results at Verizon Wireless we now expect that adjusted operating profit for the 2011 financial year will be in the range of £11.8 billion to £12.2 billion.

Expectations for adjusted EBITDA margins and depreciation and amortisation remain unchanged. We expect adjusted EBITDA margins to decline but at a significantly lower rate than that experienced in the previous financial year. Total depreciation and amortisation charges are expected to be at a similar level to the prior financial year, before the impact of licence and spectrum purchases.

Free cash flow is still expected to be in excess of £6.5 billion, based on £3.5 billion in the first half of the financial year and a slightly higher level of capital investment in the second half. We intend to maintain capital expenditure at a similar level to the 2010 financial year, adjusted for foreign exchange rate movements, continuing to invest in high speed data networks to increase the attractiveness of the Group’s data services.

The adjusted effective tax rate for the 2011 financial year is expected to be in the mid 20s with the Group targeting a similar level in the medium-term.

Medium-term guidance	Medium-term guidance for the three financial years ending 31 March 2014

Organic service revenue growth	1% to 4% per annum

Group adjusted EBITDA margins	Stabilising

Free cash flow	Between £6 and £7 billion per annum

The execution of the updated strategy is targeted to achieve annual growth in organic service revenue of between 1% and 4% in the period to 31 March 2014. Over the same period we expect that adjusted EBITDA margins will stabilise, as we benefit from continued cost efficiency, regional scale and improving margins in a number of markets including India.

We continue to expect that free cash flow generation will remain in the £6.0 billion to £7.0 billion range for the same period underpinning the three year 7% per annum dividend per share growth policy issued in May 2010. We continue to expect that total dividends per share will be no less than 10.18 pence for the 2013 financial year.

The free cash flow target range excludes any incremental benefit that we derive from our strategy to generate liquidity or incremental cash flow from non-controlled assets of the Group such as Verizon Wireless and SFR.

Assumptions

Annual and medium-term guidance is based on our current assessment of the global economic outlook and assumes foreign exchange rates of £1:€1.15 and £1:US$1.50. It excludes the impact of licence and spectrum purchases, material one-off tax related payments and restructuring costs and assumes no material change to the current structure of the Group. In addition, the 2011 financial year guidance excludes the impact of the one-off revenue adjustment in Verizon Wireless announced by Verizon Communications in conjunction with its June 2010 results, additional Alltel integration costs and the benefit of the later than expected disposal of certain Alltel divest properties which, in aggregate, reduced Vodafone’s adjusted operating profit by £0.1 billion.

UPDATED GUIDANCE

With respect to the 7% per annum dividend per share growth policy, as the Group’s free cash flow is predominantly generated by companies operating within the euro currency zone, we have assumed that the euro to sterling exchange rate remains within 10% of the above guidance exchange rate.

Actual exchange rates may vary from the exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by approximately £70 million and free cash flow by approximately £60 million and a 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £45 million. The assumed exchange rates quoted above are those used in conjunction with the guidance set out in May 2010, and have no implication for Vodafone’s view of future exchange rate movements.

FINANCIAL RESULTS

Group(1)(2)

		Africa and Central	Asia Pacific and Middle	Verizon	Common		Six months ended 30 September
	Europe	Europe	East	Wireless	Functions(3)	Eliminations	2010	2009	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic(4)
Voice revenue	8,011	3,093	2,685	–	–	(1)	13,788	13,980
Messaging revenue	1,818	365	298	–	1	–	2,482	2,313
Data revenue	1,744	371	296	–	–	–	2,411	1,880
Fixed line revenue	1,426	165	55	–	–	–	1,646	1,583
Other service revenue	546	171	238	–	2	(55)	902	717
Service revenue	13,545	4,165	3,572	–	3	(56)	21,229	20,473	3.7	1.7
Other revenue	753	360	165	–	111	(15)	1,374	1,288
Revenue	14,298	4,525	3,737	–	114	(71)	22,603	21,761	3.9	1.8
Direct costs	(3,432)	(1,197)	(1,076)	–	(32)	56	(5,681)	(5,303)
Customer costs	(4,162)	(1,225)	(738)	–	(135)	–	(6,260)	(5,795)
Operating expenses	(1,563)	(751)	(845)	–	(155)	15	(3,299)	(3,208)
Adjusted EBITDA	5,141	1,352	1,078	–	(208)	–	7,363	7,455	(1.2)	(2.8)
Depreciation and amortisation:
Acquired intangibles	(2)	(371)	(204)	–	–	–	(577)	(592)
Purchased licences	(484)	(20)	(59)	–	–	–	(563)	(547)
Other	(1,669)	(542)	(581)	–	(16)	–	(2,808)	(2,727)
Share of result in associates	282	24	5	2,344	(1)	–	2,654	2,322
Adjusted operating profit	3,268	443	239	2,344	(225)	–	6,069	5,911	2.7	0.7
Impairment loss							(800)	–
Other income and expense(5)							(56)	157
Operating profit							5,213	6,068
Non-operating income and expense							2,389	(7)
Net investment income/(financing costs)							638	(314)
Income tax expense							(736)	(952)
Profit for the period							7,504	4,795

Notes:

(1)          The Group announced a new organisational structure on 9 September 2010, effective on 1 October 2010. The results presented are in line with the structure as at 30 September 2010.

(2)          Current period results reflect average exchange rates of £1:€1.19 and £1:US$1.52.

(3)          Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs and excludes income from intercompany royalty fees.

(4)          Organic growth includes Vodacom at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.

(5)          The £56 million loss for the six months ended 30 September 2010 represents the net loss on disposal of certain Alltel investments by Verizon Wireless and is included within the line item “Share of results in associates” on the condensed consolidated income statement.

FINANCIAL RESULTS

Revenue

Group revenue increased by 3.9% to £22,603 million and Group service revenue increased by 3.7% to £21,229 million, both benefiting from exchange rate movements. On an organic basis Group service revenue increased by 1.7%(*), with a 1.2 percentage point improvement between the first and second quarter as each of the regions delivered improved quarterly service revenue trends.

In Europe service revenue fell by 1.3%(*). However, there was an improving trend as the decline of 0.8%(*) in the second quarter represented a 0.9 percentage point improvement on the first quarter. This was driven by the growth in our northern european businesses which was partially offset by challenging conditions in Spain and Italy.

Both Germany and the UK have built on the positive organic service revenue growth trends in the first quarter, delivering half-year growth of 1.1%(*) and 2.9%(*) respectively. Spain continued to experience intense competitive and economic pressure leading to a 7.1%(*) decline in service revenue. Organic service revenue also declined in Italy where we have responded to significant price competition with tactical promotional investments. European enterprise revenue increased by 0.2%(*) with improved roaming activity and customer wins by Vodafone Global Enterprise. Organic enterprise revenue increased in Germany, Italy and the UK in the second quarter, partially offset by a decline in Spain due to the economic climate.

In Africa and Central Europe service revenue grew by 4.8%(*). The turnaround plan in Turkey has driven half-year service revenue growth of 26.8%(*), with a 5.8 percentage point(*) improvement between the first and second quarters. Vodacom continued to perform well, with strong data revenue growth offsetting weaker voice revenue which was impacted by a termination rate cut. Challenging economic and competitive conditions continued in our Central European businesses, where service revenue growth was also impacted by mobile termination rate cuts.

In Asia Pacific and Middle East service revenue increased by 11.4%(*), driven by an increase in the mobile customer base in India and growth in Qatar, where our mobile customer base is now over 601,000. Our Australian joint venture continued to perform well with service revenue growth of 12.4%(*) in the second quarter.

Operating profit

Adjusted EBITDA decreased by 1.2% to £7,363 million with a 1.7 percentage point decline in the reported adjusted EBITDA margin and a 1.5 percentage point(*) reduction on an organic basis.

In Europe adjusted EBITDA decreased by 5.1%(*), with a decline in the reported adjusted EBITDA margin of 1.6 percentage points, primarily driven by higher investment in acquisition and retention costs partially offset by operating cost efficiencies.

Africa and Central Europe’s adjusted EBITDA increased by 6.7%(*), whilst the reported adjusted EBITDA margin remained stable, as growth in Vodacom and improvements in Turkey more than offset weakness in Romania.

In Asia Pacific and Middle East adjusted EBITDA increased by 11.5%(*), with the reported adjusted EBITDA margin increasing by 1.8 percentage points, driven by growth in India and Qatar which was partially offset by weakness in Egypt following competitive pressure on pricing.

Operating profit declined by 14.1% as the increase in the Group’s share of results of Verizon Wireless was more than offset by an impairment loss of £800 million in relation to Vodafone Greece, primarily resulting from significant increases in discount rates, and the decline in Group adjusted EBITDA. Our share of results in Verizon Wireless, the Group’s associate in the United States, increased by 12.6%(*) primarily due to the expanding customer base, robust data revenue and lower acquisition costs partially offset by higher customer retention costs.

Profit for the period increased by 56.5% primarily due to the £2,388 million profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited and the impact of the settlement of the UK controlled foreign companies (“CFC”) tax claim.

FINANCIAL RESULTS

Net investment income/(financing costs)

	Six months ended 30 September
	2010	2009
	£m	£m

Investment income	1,402	634
Financing costs	(764)	(948)
Net investment income/(financing costs)	638	(314)

Analysed as:
Net financing costs before income from investments	(594)	(559)
Potential interest charges arising on settlement of outstanding tax issues(1)	(47)	(108)
Income from investments	201	237
	(440)	(430)
Foreign exchange(2)	228	(115)
Equity put rights and similar arrangements(3)	(22)	231
Interest on the CFC settlement(4)	872	–
	638	(314)

Notes:

(1)          Excluding interest credits related to the CFC settlement.

(2)          Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration on the disposal of Vodafone Japan to SoftBank in April 2006.

(3)          Includes foreign exchange movements, accretion expense and fair value charges. Further details of these options are provided on page 24.

(4)          See note 4 to the condensed consolidated financial statements for further details.

Net financing costs before income from investments increased from £559 million to £594 million primarily due to a change in the currency mix, with an increased share of net debt denominated in currencies other than euros and US dollars. This was partially offset by a reduction in average interest rates for debt denominated in euros and US dollars. At 30 September 2010 the provision for potential interest charges arising on settlement of outstanding tax issues was £477 million (31 March 2010: £1,312 million), with the reduction reflecting decreased tax provisions following settlement of the UK CFC tax case.

Taxation

The effective tax rate for the six months ended 30 September 2010 was 8.9% compared to 16.6% in the same period last year, with the difference primarily due to the resolution of long-standing tax issues.

FINANCIAL RESULTS

Earnings per share

Adjusted earnings per share increased by 0.5% to 8.76 pence for the six months ended 30 September 2010 due to growth in adjusted earnings partially offset by a reduction in shares arising from the Group’s share buy back programme. Basic earnings per share increased to 14.31 pence primarily due to the gain on disposal of the Group’s 3.2% interest in China Mobile Limited and the settlement of the UK CFC tax case partially offset by a £800 million impairment charge in relation to Vodafone Greece.

	Six months ended 30 September
	2010	2009
	£m	£m

Profit attributable to equity shareholders	7,542	4,820

Pre-tax adjustments:
Impairment loss	800	–
Other income and expense(1)	56	(157)
Non-operating income and expense	(2,389)	7
Investment income and financing costs(2)	(1,078)	(116)
	(2,611)	(266)

Taxation	(315)	28
Adjusted profit attributable to equity shareholders	4,616	4,582

	Million	Million
Weighted average number of shares outstanding – basic	52,701	52,556
Weighted average number of shares outstanding – diluted	52,984	52,760

Notes:

(1)          The £56 million loss for the six months ended 30 September 2010 represents the net loss on disposal of certain Alltel investments by Verizon Wireless and is included within the line item “Share of results in associates” on the consolidated income statement.

(2)          See notes 2, 3 and 4 in “Net investment income/(financing costs)” on page 11.

FINANCIAL RESULTS

Europe

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
30 September 2010
Voice revenue	1,784	1,685	1,738	1,279	1,525	–	8,011
Messaging revenue	382	414	177	555	290	–	1,818
Data revenue	584	286	265	359	250	–	1,744
Fixed line revenue	892	271	157	16	90	–	1,426
Other service revenue	68	71	103	216	219	(131)	546
Service revenue	3,710	2,727	2,440	2,425	2,374	(131)	13,545	(4.3)	(1.3)
Other revenue	149	125	174	168	139	(2)	753
Revenue	3,859	2,852	2,614	2,593	2,513	(133)	14,298	(4.1)	(1.0)
Direct costs	(931)	(656)	(549)	(780)	(647)	131	(3,432)
Customer costs	(1,052)	(533)	(930)	(949)	(700)	2	(4,162)
Operating expenses	(405)	(307)	(267)	(265)	(319)	–	(1,563)
Adjusted EBITDA	1,471	1,356	868	599	847	–	5,141	(8.3)	(5.1)
Depreciation and amortisation:
Acquired intangibles	–	–	–	–	(2)	–	(2)
Purchased licences	(216)	(50)	(3)	(166)	(49)	–	(484)
Other	(437)	(302)	(310)	(295)	(325)	–	(1,669)
Share of result in associates	–	–	–	(1)	283	–	282
Adjusted operating profit	818	1,004	555	137	754	–	3,268	(10.5)	(7.1)

Adjusted EBITDA margin	38.1%	47.5%	33.2%	23.1%	33.7%		36.0%

30 September 2009
Voice revenue	1,964	1,876	1,994	1,398	1,767	(1)	8,998
Messaging revenue	384	445	203	479	299	–	1,810
Data revenue	470	243	239	282	226	–	1,460
Fixed line revenue	923	255	157	15	69	–	1,419
Other service revenue	69	69	134	182	174	(155)	473
Service revenue	3,810	2,888	2,727	2,356	2,535	(156)	14,160
Other revenue	132	100	221	157	142	(1)	751
Revenue	3,942	2,988	2,948	2,513	2,677	(157)	14,911
Direct costs	(863)	(684)	(591)	(786)	(663)	156	(3,431)
Customer costs	(1,058)	(520)	(992)	(859)	(701)	1	(4,129)
Operating expenses	(464)	(339)	(293)	(285)	(366)	–	(1,747)
Adjusted EBITDA	1,557	1,445	1,072	583	947	–	5,604
Depreciation and amortisation:
Acquired intangibles	–	(10)	(2)	(6)	–	–	(18)
Purchased licences	(220)	(50)	(4)	(166)	(44)	–	(484)
Other	(457)	(300)	(321)	(336)	(346)	–	(1,760)
Share of result in associates	–	–	–	–	309	–	309
Adjusted operating profit	880	1,085	745	75	866	–	3,651

Adjusted EBITDA margin	39.5%	48.4%	36.4%	23.2%	35.4%		37.6%

Change at constant exchange rates	%	%	%	%	%
Voice revenue	(5.7)	(6.7)	(9.4)	(8.5)	(10.4)
Messaging revenue	3.3	(3.2)	(9.7)	15.9	0.7
Data revenue	29.1	22.2	15.1	27.3	15.0
Fixed line revenue	0.4	10.0	3.9	6.7	37.5
Other service revenue	1.7	7.3	(20.6)	18.7	30.9
Service revenue	1.1	(1.9)	(7.1)	2.9	(2.7)
Other revenue	17.4	28.1	(18.7)	7.0	3.3
Revenue	1.7	(0.9)	(7.9)	3.2	(2.4)
Direct costs	11.8	(0.3)	(3.5)	(0.8)	1.6
Customer costs	3.4	6.2	(2.7)	10.5	3.4
Operating expenses	(9.0)	(6.1)	(5.7)	(7.0)	(9.0)
Adjusted EBITDA	(2.0)	(2.6)	(15.9)	2.7	(6.9)
Depreciation and amortisation:
Acquired intangibles(1)	–	N.M	N.M	N.M	N.M
Purchased licences	2.4	4.2	(25.0)	–	14.0
Other	(0.5)	4.1	0.3	(12.2)	(2.1)
Share of result in associates	–	–	–	–	(5.3)
Adjusted operating profit	(3.7)	(3.9)	(22.7)	84.1	(9.4)

Adjusted EBITDA margin movement (pps)	(1.4)	(0.9)	(3.2)	(0.1)	(1.7)

Note:

(1)   Percentage change not meaningful (‘N.M.’).

FINANCIAL RESULTS

Revenue decreased by 4.1% including a 3.1% impact from unfavourable exchange rate movements. On an organic basis service revenue declined by 1.3%(*) reflecting reductions in the Group’s southern european markets partially offset by growth in Germany, the UK and the Netherlands. The decline was primarily driven by lower voice revenue resulting from continued market and regulatory pressure on pricing and the continuing challenging economic climate, partially offset by growth in data and fixed line revenue.

Adjusted EBITDA decreased by 8.3% including a 3.2% impact from unfavourable exchange rate movements. On an organic basis adjusted EBITDA decreased by 5.1%(*), with a 1.6 percentage point decline in the reported adjusted EBITDA margin, resulting from a reduction in service revenue in most markets and higher customer investment partially offset by operating cost savings.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue - Europe	(1.0)	–	(3.1)	(4.1)

Service revenue
Germany	1.1	–	(3.7)	(2.6)
Italy	(1.9)	–	(3.7)	(5.6)
Spain	(7.1)	–	(3.4)	(10.5)
UK	2.9	–	–	2.9
Other Europe	(2.7)	–	(3.7)	(6.4)
Europe	(1.3)	–	(3.0)	(4.3)

Adjusted EBITDA
Germany	(2.0)	–	(3.5)	(5.5)
Italy	(2.6)	–	(3.6)	(6.2)
Spain	(15.9)	–	(3.1)	(19.0)
UK	2.7	–	–	2.7
Other Europe	(6.9)	–	(3.7)	(10.6)
Europe	(5.1)	–	(3.2)	(8.3)

Adjusted operating profit
Germany	(3.7)	–	(3.3)	(7.0)
Italy	(3.9)	–	(3.6)	(7.5)
Spain	(22.7)	–	(2.8)	(25.5)
UK	84.1	–	–	84.1
Other Europe	(9.4)	–	(3.5)	(12.9)
Europe	(7.1)	–	(3.4)	(10.5)

Germany

Service revenue increased by 1.1%(*), with 2.1%(*) growth in the second quarter from improved voice and messaging trends supported by increased penetration of higher value customers and the economic recovery. Data growth continued to be strong, driven by higher penetration of smartphones and the Superflat Internet tariff. Fixed line revenue, whilst impacted by competitive pressures, remained stable(*).

Adjusted EBITDA declined by 2.0%(*), with a 1.4 percentage point reduction in the adjusted EBITDA margin, driven by investment in customer acquisition and retention which contributed to the improved revenue trend, partially offset by operating cost efficiencies.

Italy

Service revenue declined by 1.9%(*) primarily driven by a more challenging economic and competitive environment as well the impact of a termination rate cut effective from 1 July 2009. Growth in the second quarter improved by 1.2 percentage points(*) in comparison to the previous quarter, benefiting from higher messaging, mobile data and enterprise revenue. Mobile data revenue grew strongly, driven by higher penetration of smartphones and PC connectivity devices. Fixed line revenue continued to grow due to a rise in the broadband customer base partially offset by decreasing fixed voice usage.

Adjusted EBITDA decreased by 2.6%(*), with a fall in the adjusted EBITDA margin of 0.9 percentage points, as a result of the decline in revenue and commercial investments in acquisition and retention costs of mobile contract and fixed line customers, partially offset by continuing operating cost efficiencies.

FINANCIAL RESULTS

Spain

Service revenue declined by 7.1%(*) impacted by a termination rate cut effective from October 2009 as well as continued intense competition and economic weakness, including high unemployment. Despite this the average  contract customer base grew by 4.8% with strong data revenue growth driven by mobile internet and an increase in smartphones sold with data bundles. Fixed line revenue continued to grow, with a 34.3% increase in the broadband customer base compared to 30 September 2009.

Adjusted EBITDA declined 15.9%(*), with a 3.2 percentage point fall in the adjusted EBITDA margin, due to lower service revenue, the dilutive effect of lower margin fixed line services and a positive legal settlement in the previous year, which combined more than offset the reduction in overhead costs.

UK

Service revenue increased by 2.9%(*), with 5.2%(*) growth in the second quarter, supported by contract customer base growth, better churn management, improved ARPU and expanded indirect distribution channels. Growth was also supported by the timing of prior year termination rate reductions and roaming promotions. Data revenue growth remained strong with increasing penetration of smartphones and mobile internet bundles. These more than offset continued intense competition and weaker prepaid revenue.

Adjusted EBITDA increased by 2.7%(*), while the margin remained stable, as the increased investment in customer acquisition and retention costs was offset by the higher revenue and operating cost efficiencies.

Other Europe

Service revenue decreased by 2.7%(*) with declines in all countries except the Netherlands as all markets were impacted by the economic downturn. In the Netherlands service revenue increased by 6.2%(*) due to strong customer base development, supported by messaging and wholesale growth.

Adjusted EBITDA declined by 6.9%(*) and the margin fell by 1.7 percentage points, with declines in all markets except the Netherlands as the lower service revenue and investment in customer acquisition and retention was partially offset by operating cost efficiencies.

FINANCIAL RESULTS

Africa and Central Europe

	Vodacom	Other Africa and Central Europe	Africa and Central Europe	% change
	£m	£m	£m	£	Organic(1)
30 September 2010
Voice revenue	1,706	1,387	3,093
Messaging revenue	150	215	365
Data revenue	254	117	371
Fixed line revenue	101	64	165
Other service revenue	99	72	171
Service revenue	2,310	1,855	4,165	20.1	4.8
Other revenue	302	58	360
Revenue	2,612	1,913	4,525	21.0	5.0
Direct costs	(567)	(630)	(1,197)
Customer costs	(773)	(452)	(1,225)
Operating expenses	(406)	(345)	(751)
Adjusted EBITDA	866	486	1,352	21.7	6.7
Depreciation and amortisation:
Acquired intangibles	(291)	(80)	(371)
Purchased licences	–	(20)	(20)
Other	(231)	(311)	(542)
Share of result in associates	(1)	25	24
Adjusted operating profit	343	100	443	69.1	12.6

Adjusted EBITDA margin	33.2%	25.4%	29.9%

30 September 2009
Voice revenue	1,352	1,344	2,696
Messaging revenue	103	171	274
Data revenue	137	88	225
Fixed line revenue	83	43	126
Other service revenue	63	85	148
Service revenue	1,738	1,731	3,469
Other revenue	210	60	270
Revenue	1,948	1,791	3,739
Direct costs	(468)	(574)	(1,042)
Customer costs	(473)	(401)	(874)
Operating expenses	(356)	(356)	(712)
Adjusted EBITDA	651	460	1,111
Depreciation and amortisation:
Acquired intangibles	(278)	(104)	(382)
Purchased licences	–	(15)	(15)
Other	(176)	(297)	(473)
Share of result in associates	(1)	22	21
Adjusted operating profit	196	66	262

Adjusted EBITDA margin	33.4%	25.7%	29.7%

Change at constant exchange rates	%	%
Voice revenue	12.9	2.5
Messaging revenue	29.3	24.3
Data revenue	64.1	33.2
Fixed line revenue	17.4	40.8
Other service revenue	46.8	(17.0)
Service revenue	19.3	6.2
Other revenue	26.8	(5.4)
Revenue	20.1	5.8
Direct costs	10.0	7.8
Customer costs	44.9	11.2
Operating expenses	4.1	(5.7)
Adjusted EBITDA	17.8	7.7
Depreciation and amortisation:
Acquired intangibles	(8.5)	(21.6)
Purchased licences	–	33.3
Other	19.7	4.0
Share of result in associates	(10.9)	15.9
Adjusted operating profit	53.7	75.8

Adjusted EBITDA margin movement (pps)	(0.6)	0.4

Note:

(1)     Organic growth includes Vodacom at the current level of ownership.

FINANCIAL RESULTS

Revenue grew by 21.0% benefiting from the treatment of Vodacom as a subsidiary and the full consolidation of its results from 18 May 2009 combined with a benefit from foreign exchange rate movements. On an organic basis service revenue grew by 4.8%(*) as the growth in Vodacom and Turkey more than offset declines in the rest of the region which were impacted by difficult economic environments and mobile termination rate cuts.

Adjusted EBITDA increased by 21.7% also benefiting from the full consolidation of Vodacom and positive foreign exchange rate movements. On an organic basis adjusted EBITDA increased by 6.7%(*) due to growth in Vodacom and improvements in Turkey more than offsetting weakness in Romania.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – Africa and Central Europe	5.0	8.6	7.4	21.0

Service revenue
Vodacom	4.5	14.8	13.6	32.9
Other Africa and Central Europe	5.1	1.1	1.0	7.2
Africa and Central Europe	4.8	8.3	7.0	20.1

Adjusted EBITDA
Vodacom	6.4	11.4	15.2	33.0
Other Africa and Central Europe	7.2	0.5	(2.0)	5.7
Africa and Central Europe	6.7	7.3	7.7	21.7

Adjusted operating profit
Vodacom	6.7	47.0	21.3	75.0
Other Africa and Central Europe	73.4	2.4	(24.3)	51.5
Africa and Central Europe	12.6	45.5	11.0	69.1

Vodacom

Service revenue grew by 4.5%(*) driven by South Africa where growth in data revenue partially offset a decline in voice revenue caused by a termination rate cut effective from 1 March 2010. Voice usage improved due to successful promotions particularly in off-peak periods.

Adjusted EBITDA grew by 6.4%(*) driven by the increase in service revenue, strong handset sales and lower interconnection costs.

Other Africa and Central Europe

Service revenue grew by 5.1%(*) primarily driven by strong growth in Turkey which was partially offset by the continued impact of weak economic conditions throughout Central Europe and termination rate cuts. Service revenue in Turkey grew by 26.8%(*) despite a 52% cut in termination rates effective from 1 April 2010. The increase was driven by strong growth in the contract customer base and ARPU enhancement. In Romania service revenue declined by 13.0%(*) impacted by continued pricing competition and challenging economic conditions.

Adjusted EBITDA increased by 7.2%(*) as growth in Turkey (which increased its adjusted EBITDA margin by 8.7 percentage points) more than offset the impact of the revenue decline in Romania. Adjusted EBITDA margin for the rest of the region remained broadly stable as cost reductions offset the revenue declines.

FINANCIAL RESULTS

Asia Pacific and Middle East

	India	Other Asia Pacific and Middle East	Eliminations	Asia Pacific and Middle East	% change
	£m	£m	£m	£m	£	Organic(1)
30 September 2010
Voice revenue	1,499	1,186	–	2,685
Messaging revenue	79	219	–	298
Data revenue	111	185	–	296
Fixed line revenue	3	52	–	55
Other service revenue	161	77	–	238
Service revenue	1,853	1,719	–	3,572	22.2	11.4
Other revenue	21	144	–	165
Revenue	1,874	1,863	–	3,737	21.4	10.9
Direct costs	(531)	(545)	–	(1,076)
Customer costs	(251)	(487)	–	(738)
Operating expenses	(604)	(241)	–	(845)
Adjusted EBITDA	488	590	–	1,078	29.6	11.5
Depreciation and amortisation:
Acquired intangibles	(180)	(24)	–	(204)
Purchased licences	–	(59)	–	(59)
Other	(302)	(279)	–	(581)
Share of result in associates	–	5	–	5
Adjusted operating profit	6	233	–	239	81.1	30.3

Adjusted EBITDA margin	26.0%	31.7%		28.8%

30 September 2009
Voice revenue	1,225	1,063	–	2,288
Messaging revenue	45	183	–	228
Data revenue	83	112	–	195
Fixed line revenue	1	37	–	38
Other service revenue	105	70	(1)	174
Service revenue	1,459	1,465	(1)	2,923
Other revenue	26	130	–	156
Revenue	1,485	1,595	(1)	3,079
Direct costs	(427)	(457)	1	(883)
Customer costs	(210)	(423)	–	(633)
Operating expenses	(491)	(240)	–	(731)
Adjusted EBITDA	357	475	–	832
Depreciation and amortisation:
Acquired intangibles	(168)	(24)	–	(192)
Purchased licences	–	(48)	–	(48)
Other	(232)	(232)	–	(464)
Share of result in associates	–	4	–	4
Adjusted operating profit	(43)	175	–	132

Adjusted EBITDA margin	24.0%	29.8%		27.0%

Change at constant exchange rates	%	%
Voice revenue	10.4	1.2
Messaging revenue	57.9	4.0
Data revenue	20.3	46.6
Fixed line revenue	253.9	24.2
Other service revenue	39.2	(0.5)
Service revenue	14.7	5.6
Other revenue	(26.7)	(3.0)
Revenue	13.9	4.9
Direct costs	11.9	7.0
Customer costs	8.5	0.6
Operating expenses	11.0	(10.3)
Adjusted EBITDA	23.5	14.7
Depreciation and amortisation:
Acquired intangibles	(3.2)	(11.1)
Purchased licences	–	156.5
Other	17.5	(2.4)
Share of result in associates	–	32.3
Adjusted operating profit	(111.6)	28.3

Adjusted EBITDA margin movement (pps)	2.0	2.8

Note:

(1)          Organic growth excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.

FINANCIAL RESULTS

Revenue increased by 21.4% including a benefit from foreign exchange rate movements offset in part by the impact of the creation of a joint venture in June 2009 between Vodafone Australia and Hutchison 3G Australia which is presented under the “M&A activity” column in the table below. On an organic basis service revenue grew by 11.4%(*) driven by the 38.8%(*) rise in the average customer base and strong data revenue growth.

Adjusted EBITDA grew by 29.6% with favourable foreign exchange rate movements contributing 11.1 percentage points of growth plus a strong contribution from the creation of the joint venture in Australia. On an organic basis adjusted EBITDA grew by 11.5%(*) driven primarily by growth in India, which together with improvements in Qatar and New Zealand, were partially offset by a decline in Egypt following competitive pressure on pricing.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – Asia Pacific and Middle East	10.9	(1.7)	12.2	21.4

Service revenue
India	14.7	–	12.3	27.0
Other Asia Pacific and Middle East	6.1	(0.5)	11.7	17.3
Asia Pacific and Middle East	11.4	(1.3)	12.1	22.2

Adjusted EBITDA
India	23.5	–	13.2	36.7
Other Asia Pacific and Middle East	1.1	13.6	9.5	24.2
Asia Pacific and Middle East	11.5	7.0	11.1	29.6

Adjusted operating profit
India(1)	111.6	–	2.4	114.0
Other Asia Pacific and Middle East	0.6	27.7	4.8	33.1
Asia Pacific and Middle East	30.3	48.5	2.3	81.1

Note:

(1)          The absolute number has changed from an operating loss to an operating profit.

India

Service revenue grew by 14.7%(*) including a 2.3 percentage point(*) benefit from Indus Towers, the Group’s network sharing joint venture. Growth was driven by a 42.7% increase in the average mobile customer base and strong usage per customer partially offset by a fall in the effective rate per minute due to an increase in the penetration of lower priced tariffs into the customer base.

Adjusted EBITDA increased by 23.5%(*) driven by the increase in the customer base, efficiencies in the mobile business, which absorbed pricing and cost pressures, and an increased contribution from Indus Towers.

Other Asia Pacific and Middle East

Service revenue grew by 6.1%(*) driven by growth in Qatar, where the customer base reached 601,000 at 30 September 2010. In Egypt service revenue declined by 0.8%(*) as termination rate cuts introduced in the fourth quarter of the previous financial year combined with competitive pressures on voice pricing offset an increase in the average customer base and strong data revenue growth driven by higher mobile internet usage.

Adjusted EBITDA increased by 1.1%(*) driven by the growth of commercial services in Qatar partially offset by a decline in Egypt resulting primarily from a lower effective price per minute.

Vodafone Hutchison Australia (‘VHA’) continued to perform well with service revenue growth for the quarter ended 30 September 2010 of 12.4%(*) driven by strong data revenue and customer growth. Integration remains on track to achieve planned synergies, with significant progress made against key milestones during the period. On 21 October 2010 VHA announced it had agreed to conclude its joint venture radio access network agreement with Telstra by August 2012. The Vodafone and 3 networks will be merged to make full use of VHA’s base stations, core network and spectrum assets.

FINANCIAL RESULTS

Verizon Wireless(1)(2)

	Six months ended 30 September
	2010	2009	% change
	£m	£m	£	Organic(3)

Service revenue	8,692	7,872	10.4	5.2
Revenue	9,372	8,583	9.2	4.2
Adjusted EBITDA	3,753	3,349	12.1	7.8
Interest	(134)	(182)	(26.4)
Tax(2)	(146)	(149)	(2.0)
Group’s share of result in Verizon Wireless	2,344	1,988	17.9	12.6

KPIs (100% basis)
Customers (’000)	93,170	89,013
Average monthly ARPU (US$)	53.4	54.6
Churn	15.8%	17.2%
Messaging and data as a percentage of service revenue	31.5%	27.9%

Notes:

(1)          All amounts represent the Group’s share unless otherwise stated.

(2)          The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

(3)          Organic growth rates include the impact of a non-cash revenue adjustment which was recorded to defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent organic growth rates for service revenue, revenue, adjusted EBITDA and the Group’s share of result in Verizon Wireless would have been 6.2%, 5.2%, 10.3% and 16.5% respectively.

In the United States Verizon Wireless reported 2.4 million net mobile customer additions bringing its closing mobile customer base to 93.2 million, up 4.7%. Customer growth reflected recent market trends towards the prepaid segment alongside market leading customer churn.

Service revenue growth of 5.2%(*) was driven by the expanding customer base and robust data revenue primarily derived from growth in the penetration of smartphones.

The adjusted EBITDA margin remained strong despite the competitive challenges and economic environment. Efficiencies in operating expenses and lower acquisition costs resulting from lower volumes have been partly offset by a higher level of customer retention costs reflecting the increased demand for smartphones.

As part of the regulatory approval for the Alltel acquisition, Verizon Wireless was required to divest overlapping properties in 105 markets. On 26 April 2010 Verizon Wireless completed the sale of network and licence assets in 26 markets, corresponding to 0.9 million customers, to Atlantic Tele-Network for US$0.2 billion. On 22 June 2010 Verizon Wireless completed the sale of network assets and mobile licences in the remaining 79 markets to AT&T Mobility for US$2.4 billion. As a result the Verizon Wireless customer base reduced by approximately 2.1 million net customers on a 100% basis, partially offset by certain adjustments in relation to the Alltel acquisition.

On 23 August 2010 Verizon Wireless acquired a spectrum licence, network assets and related customers in southwest Mississippi and in Louisiana, formerly owned by Centennial Communications Corporation, from AT&T Inc. for cash consideration of US$0.2 billion. This acquisition was made to enhance Verizon Wireless’ network coverage in these two locations.

Verizon Wireless’ net debt at 30 September 2010 totalled US$14.3 billion (31 March 2010: US$22.4 billion).

FINANCIAL POSITION

Statement of financial position

Non-current assets decreased from £142.8 billion at 31 March 2010 to £139.0 billion at 30 September 2010 primarily reflecting the disposal of the Group’s 3.2% interest in China Mobile Limited. The increase in other intangible assets of £1.7 billion which arose on the purchase of licences, primarily in Germany and India, was partially offset by a £2.1 billion decrease in goodwill resulting from a £0.8 billion impairment loss in relation to Vodafone Greece and foreign exchange rate movements.

Current assets increased from £14.2 billion at 31 March 2010 to £19.3 billion at 30 September 2010 primarily due to an increase in cash and cash equivalents of £4.7 billion as analysed in the consolidated statement of cash flows.

Non-current liabilities increased from £37.6 billion at 31 March 2010 to £38.2 billion at 30 September 2010 mainly due to an increase in long-term borrowings of £2.0 billion and an increase in taxation liabilities of £0.4 billion partially offset by a decrease in deferred tax liabilities of £1.9 billion. Current liabilities increased from £28.6 billion at 31 March 2010 to £29.6 billion at 30 September 2010 primarily due to an increase in taxation liabilities of £1.2 billion partially offset by a decrease in trade and other payables.

Equity shareholders’ funds

Total equity shareholders’ funds were stable at £90.4 billion at 30 September 2010 as retained losses fell to £75.3 billion due to profit for the period of £7.5 billion being partly offset by dividends of £3.0 billion. Accumulated other comprehensive income decreased by £4.4 billion due to fair value losses transferred to the income statement and foreign exchange rate differences on translation.

Inflation

Inflation has not had a significant effect on the Group’s consolidated results of operations and financial condition during the six months ended 30 September 2010.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
	2010	2009
	£m	£m	%

Cash generated by operations	7,331	7,577	(3.2)
Cash capital expenditure(1)	(2,677)	(2,789)
Disposal of intangible assets and property, plant and equipment	15	18
Operating free cash flow	4,669	4,806	(2.9)
Taxation	(1,091)	(848)
Dividends received from associates and investments(2)	784	725
Dividends paid to non-controlling shareholders in subsidiaries	(234)	(3)
Interest received and paid	(639)	(677)
Free cash flow	3,489	4,003	(12.8)
Acquisitions and disposals(3)	(22)	(2,497)
Licence and spectrum payments	(2,937)	(975)
Contributions from non-controlling shareholders in subsidiaries(4)	–	613
Equity dividends paid	(2,976)	(2,742)
Purchase of treasury shares	(146)	–
Foreign exchange	825	1,964
Other(5)	4,626	(144)
Net debt decrease	2,859	222
Opening net debt	(33,316)	(34,223)
Closing net debt	(30,457)	(34,001)	(10.4)

Notes:

(1)               Cash paid for purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments.

(2)               The six months ended 30 September 2010 includes £700 million (2009: £584 million) from the Group’s interest in Verizon Wireless.

(3)               The six months ended 30 September 2010 includes net cash and cash equivalents paid of £22 million (2009: £1,650 million) and assumed debt of £nil (2009: £847 million).

(4)               The six months ended 30 September 2010 includes £nil (2009: £613 million) in relation to Qatar.

(5)               The six months ended 30 September 2010 includes £4,269 million in relation to the disposal of the Group’s 3.2% interest in China Mobile Limited.

Free cash flow decreased by 12.8% to £3,489 million due to lower cash generated from operations, higher payments for taxation and dividends to non-controlling interests in subsidiaries, partially offset by lower payments for capital expenditure and increased dividends received from Verizon Wireless.

Cash generated by operations decreased by 3.2% to £7,331 million primarily driven by the decline in adjusted EBITDA and an adverse change in working capital, with improvements in Africa and Central Europe and Asia Pacific and Middle East regions offset by a decline in Europe. Cash capital expenditure decreased by £112 million primarily due to lower expenditure in India. The Group also invested £2,937 million in licences and spectrum including £1,725 million in respect of India and £1,210 million in respect of Germany.

Payments for taxation increased by 28.7% to £1,091 million primarily due to the absence of the one-time benefit of additional tax deductions which were available in Italy in the prior financial year.

Dividends received from associates and investments increased by 8.1% to £784 million mainly as a result of higher tax distributions from Verizon Wireless and the impact of foreign exchange rate movements.

Net interest payments decreased by 5.6% to £639 million primarily due to lower interest rates for debt denominated in euros and US dollars partially offset by a proportionate increase in the amount of ZAR and INR denominated debt.

LIQUIDITY AND CAPITAL RESOURCES

An analysis of net debt is as follows:

	30 September	31 March
	2010	2010
	£m	£m

Cash and cash equivalents(1)	9,113	4,423

Short-term borrowings
Bonds	(624)	(1,174)
Commercial paper(2)	(2,201)	(2,563)
Put options over non-controlling interests	(3,179)	(3,274)
Bank loans	(4,331)	(3,460)
Other short-term borrowings(1)	(1,154)	(692)
	(11,489)	(11,163)

Long-term borrowings
Put options over non-controlling interests	(79)	(131)
Bonds, loans and other long-term borrowings	(30,557)	(28,501)
	(30,636)	(28,632)

Other financial instruments(3)	2,555	2,056
Net debt	(30,457)	(33,316)

Notes:

(1)               At 30 September 2010 the amount includes £1,154 million (31 March 2010: £604 million) in relation to cash received under collateral support agreements.

(2)               At 30 September 2010 US$75 million was drawn under the US commercial paper programme and amounts of €2,386 million, £71 million and US$25 million were drawn under the euro commercial paper programme.

(3)               Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (30 September 2010: £2,799 million; 31 March 2010: £2,128 million) and trade and other payables (30 September 2010: £783 million; 31 March 2010: £460 million); ii) short-term investments primarily in index linked government bonds included as a component of other investments (30 September 2010: £539 million; 31 March 2010: £388 million).

Net debt decreased by £2,859 million to £30,457 million primarily due to the £4,269 million proceeds from the disposal of the Group’s 3.2% interest in China Mobile Limited and the impact of foreign exchange rate movements which decreased net debt by £834 million. Other key factors impacting net debt were the £2,976 million of dividend payments to shareholders and £2,937 million of licence and spectrum purchases, largely in India and Germany, partially offset by the £3,489 million of free cash flow generated during the period.

The following table sets out the Group’s committed bank facilities:

		30 September
		2010
	Maturity	£m

US$5.0 billion committed revolving credit facility provided by 28 banks(1)	June 2012	3,195
€4 billion committed revolving credit facility provided by 30 banks(1)	July 2015	3,464
Other committed credit facilities	Various	1,687
Undrawn committed facilities		8,346

Note:

(1)               Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5 billion respectively.

The Group’s £2,201 million of commercial paper maturing within one year is covered 3.8 times by the £8.3 billion of undrawn credit facilities. In addition, the Group has historically generated significant amounts of free cash flow which can be allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium-term note (“EMTN”) programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 30 September 2010 the total amounts in issue under these programmes split by currency were US$13.3 billion, £2.6 billion, €10.6 billion and other currencies £0.2 billion sterling equivalent.

LIQUIDITY AND CAPITAL RESOURCES

At 30 September 2010 the Group had bonds outstanding with a nominal value of £20,350 million (31 March 2010: £21,963 million). In the six months ended 30 September 2010 one bond was issued on 11 August 2010 for US$100 million (£64 million) under the Group’s EMTN programme. The bond matures on 11 August 2011.

Information on the maturities of the Group’s other outstanding bonds is included on pages 105 to 107 of the Group’s 2010 annual report.

On 17 August 2010 the Group raised US$1.4 billion (£890 million) through a US private placement with a maturity of 17 August 2015.

Dividends

In May 2010 the directors issued a dividend per share growth policy of at least 7% per annum for each of the financial years in the period ending 31 March 2013.

Accordingly, the directors have announced an interim dividend of 2.85 pence per share representing a 7.1% increase over last year’s interim dividend.

The ex-dividend date is 17 November 2010 for ordinary shareholders, the record date for the interim dividend is 19 November 2010 and the dividend is payable on 4 February 2011. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company no longer pays dividends by cheque. Ordinary shareholders who have not already done so should provide appropriate bank account details to us. Please refer to www.vodafone.com/investor for further information.

Share buy back programme

Following the disposal of the Group’s 3.2% interest in China Mobile Limited on 10 September 2010, the Group initiated a £2.8 billion share buy back programme. In addition to ordinary market purchases, the Group placed irrevocable purchase instructions with a number of banks prior to the start of the close period in relation to the publication of these half-year results so that the repurchases could continue during this period. Details of the shares purchased to date are:

	Total number of shares purchased	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buy back programme(1)	Maximum value of shares that may yet be purchased under the programme
Date of share purchase	’000	Pence	’000	£m

September 2010	115,400	161.78	115,400	2,613
October 2010(2)	187,500	165.50	302,900	2,303
November 2010(2)	47,000	173.50	349,900	2,221
Total	349,900	165.35	349,900	2,221

Notes:

(1)          No shares were purchased outside the publicly announced share buy back programme.

(2)          Includes those shares purchased between 1 October 2010 and 8 November 2010 under irrevocable purchase instructions.

Option agreements and similar arrangements

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in India and the United States.

In relation to India, the Group granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell up to US$5 billion worth of Vodafone Essar shares to the Group at an independently appraised fair market value.

Vodafone agreed to adjust the payments that would be made under the fair market value put arrangements with the Essar group, in order to take account of the upfront cost of 3G licences, based on the total price of the licences

LIQUIDITY AND CAPITAL RESOURCES

secured. This amount has been calculated as INR 34 billion (£510 million) and is payable in the event that the Essar group exercises its put option to sell some or all of its Vodafone Essar Limited shares at fair market value provided that the maximum aggregate amount payable shall not exceed US$5 billion. This additional amount is not payable in the event that the Essar group decides to sell its 33% shareholding in Vodafone Essar Limited at the underwritten value of US$5 billion.

Details of other call and put option agreements, including those in relation to the United States, are available on page 44 of the Group’s 2010 annual report.

OTHER SIGNIFICANT DEVELOPMENTS

Indian tax case

Vodafone International Holdings B.V. (“VIHBV”) believes that it has no liability for Indian withholding taxes on the Hutchison transaction in 2007 and continued to take actions to defend itself vigorously both during and after the six months ended 30 September 2010. On 22 October 2010 the Indian tax authorities issued a demand for payment of INR 112.2 billion (£1.6 billion) tax and interest and VIHBV has contested the amount of such demand both on the basis that no tax was due in any event and on the basis of the calculation. Further details are set out on page 39.

REGULATION

Introduction

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. Some regulation implements commitments made by governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks.

The following section describes the regulatory frameworks and the key regulatory developments that occurred during the six months ended 30 September 2010 and should be read in conjunction with the information contained under “Regulation” on pages 133 to 135 of the Group’s annual report on Form 20-F for the year ended 31 March 2010. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

The European Commission (the ‘Commission’) has begun to consult on future options in relation to the provision of universal services in the EU. Current obligations generally involve the provision of a fixed connection allowing access to voice and simple data services. In some countries those operators responsible for providing universal services receive compensation from a fund to which we and others are required to make a financial contribution. Although no proposals have yet been finalised, the Commission has indicated that it would be reluctant to extend the scope of these funds to include extensive broadband deployment and that the additional financing for such projects should instead be sought from general taxation. The Commission has also published a broadband strategy which proposes that the European Investment Bank offer support for broadband infrastructure projects which fulfil certain criteria.

Call termination

In June 2010 the body of European Regulators for Electronic Communications (‘BEREC’) issued a statement in which it concluded that a move to ‘bill and keep’ (in which no termination rates are payable between operators) was “more promising (than existing call termination arrangements) in the long term”.

At 30 September 2010 the termination rates effective for our subsidiaries and joint ventures within the EU, which differs from our Europe region, ranged from 3.00 eurocents per minute (2.60 pence) to 7.83 eurocents per minute (6.78 pence), at the relevant 30 September 2010 exchange rate.

Fixed network regulation

In September 2010 the Commission published a recommendation on the future regulation of fibre ‘next generation’ broadband access networks, of which national regulatory authorities (‘NRAs’) are required to take utmost account. The Commission recommends that NRAs ensure operators that have significant market power make unbundled access to fibre networks available to competitors but on terms which recognise the risk profile of the investment.

Spectrum

In July 2009 the Council of Member States (the ‘Council’) adopted the amended GSM directive allowing the use of the 900 MHz and 1800 MHz GSM bands for universal mobile telecommunications service (‘UMTS’) technology (‘refarming’) and, in the future, other technologies. The directive specified that this must be implemented by member states by May 2010, although this is currently undergoing a competition review by the NRA. The UK courts have since ruled, however, that operators cannot refarm after May 2010 without appropriate authorisation.

In September 2010 the Commission published a proposed radio spectrum policy programme (‘RSPP’) for consideration by the European Parliament and Council. The RSPP proposes that all member states release 800 MHz spectrum for mobile broadband services by 1 January 2013 at the latest unless the Commission agrees otherwise. The RSPP also provides guidance to NRAs to ensure that competition is safeguarded when rights of use for existing spectrum are changed (e.g. through refarming) or new spectrum is granted.

REGULATION

Europe region

Germany

On 20 May 2010 Vodafone acquired nationwide 15 year licences for 2x10 MHz of 800 MHz spectrum, 2x5 MHz of 2.1 GHz spectrum, 2x20 MHz of 2.6 GHz spectrum and 25 MHz of 2.6 GHz unpaired spectrum for a cost of €1.43 billion (£1.2 billion).

Italy

In May 2010 Vodafone, FastWeb and Wind announced “Progetto Fibra per l’Italia”, a common project to jointly invest €2.5 billion through a new network company to build a fibre network covering the 15 largest Italian cities. In July 2010 the parties completed the horizontal network roll-out of 7,400 households in the Fleming area of Rome. Further discussions with the other parties, the Government and other companies are ongoing.

Spain

In June 2010 the Spanish Ministry of Economy and Finance issued a wide-ranging consultation on spectrum. The consultation includes proposals for operators (including Vodafone) to return small amounts of their existing 900MHz and 1800MHz spectrum. The licences would be extended until 2030 and refarming would be allowed in these bands. A tender process for the 2.6 GHz and 800 MHz bands is proposed for 2011, with the 800 MHz spectrum available for use from around 2015.

United Kingdom

The UK Government has directed the NRA to proceed with amendments to allow refarming of 900 MHz and 1800 MHz spectrum and to proceed with the auction of the 2.6 GHz and 800 MHz spectrum without re-assigning existing spectrum between the operators. Ofcom will, however, consult on what restrictions if any might be applied to participation in the auctions.

As part of the conditions for clearance of the merger between Orange UK and T-Mobile UK, the European Commission has required them to dispose of 15 MHz of spectrum in the 1800 MHz band. If they fail to do so, this spectrum will be included in the auction.

Ireland

The NRA has proposed re-auctioning all licences in the 900 MHz spectrum band at the same time as the auction of 800 MHz spectrum in 2011, with spectrum available in 2013. Vodafone’s and O2’s licences would be extended until the commencement of the new licences in 2013. A consultation process is currently underway.

Portugal

The NRA is expected to issue a tender outlining their plans for the auction of 2.6 GHz spectrum in 2010.

Africa and Central Europe Region

South Africa

In July 2010 the NRA halted plans to auction radio spectrum in the 2.6 GHz and 3.5 GHz bands. The NRA intends to recommence the auction process during the current financial year.

In October 2010 the NRA published a regulation establishing a glide path for mobile and fixed termination rates over the period to March 2014. The mobile termination rate will decline from a peak/off-peak rate of ZAR 0.89/0.77 respectively to ZAR 0.40 per minute from 1 March 2013.

REGULATION

Hungary

In October 2010 the Hungarian Government announced that it will levy taxes upon revenue earned by companies in the telecommunications, energy and retail sectors from 2010 to 2012. The Government intends to raise HUF 61 billion from telecommunications operators.

Ghana

Following the Government of Ghana’s review of the transaction in which Vodafone acquired 70% of Ghana Telecommunications, the process of re-engagement between Vodafone and the Government continues.

Asia Pacific and Middle East region

India

The NRA announced a new interconnect charge usage regime effective 1 April 2009 under which mobile termination rates were reduced to 20 paisa per minute. Vodafone Essar Limited (‘VEL’) and a number of other operators and industry bodies appealed this decision to the Telecom Dispute Settlement and Appellate Tribunal (‘TDSAT’). On 29 September 2010 TDSAT remanded the rate setting methodology and rate calculation process back to the NRA for a decision. New rates will be implemented effective from January 2011.

On 19 May 2010 Vodafone secured 20 year licences for 2x5 MHz of 3G spectrum in nine circles in the Indian auction for a total price of INR 11.6 billion (£1.7 billion). These circles include Delhi, Mumbai, Kolkata and a further three ‘A’ circles and three ‘B’ circles providing a footprint covering 66% of VEL’s current revenue base.

In September 2010 VEL’s appeal to the TDSAT against an increase in 2G spectrum fees of 1% to 2% of adjusted gross revenue (effective from 1 April 2010) was unsuccessful. VEL filed an appeal against the TDSAT decision before the Honourable Supreme Court of India in October 2010 and was granted a stay against the order increasing spectrum charges.

Australia

The Government announced that it intends to extend all existing GSM licences until 2028, subject to agreement of satisfactory financial terms. Vodafone has submitted proposals regarding licence fees.

Egypt

Vodafone Egypt is a member of a consortium which was awarded one of two ‘compound licences’ to provide fixed line services to residential compounds.

The NRA has set termination rates at 65% of each operator’s average on-net retail revenue per minute. Mobinil obtained interim relief against this regulation, and a final order is awaited to clarify its application.

New Zealand

In September 2009 the New Zealand government released its final proposal for the ultra-fast broadband initiative, committing up to NZ$1.5 billion to deploy an open access, dark fibre infrastructure. In September 2010 it sought further bids from interested parties for a national network. It is also seeking bids to provide rural broadband coverage, potentially using mobile technologies. Bids on both initiatives are due to be submitted in November 2010.

Qatar

In May 2010 the NRA withdrew controls that it had earlier imposed on Vodafone Qatar’s retail tariffs. In May 2010 the NRA determined that Qtel had illegally misrepresented Virgin Mobile branded services as a third operator and imposed regulations to ensure that Virgin Mobile was clearly a Qtel service.

LEGAL PROCEEDINGS

The following section describes developments in legal proceedings which may have, or have had, during the six months ended 30 September 2010, a significant effect on the financial position or profitability of the Company and its subsidiaries. This section should be read in conjunction with the information contained under “Legal proceedings” on pages 114 to 115 of the Group’s annual report on Form 20-F for the year ended 31 March 2010 and the information contained under “Operating Review — Other transactions and developments” in the Group’s interim management statement for the quarter ended 30 June 2010.

EMF cases

The Company is one of a number of co-defendants in four actions filed in 2001 and 2002 in the Superior Court of the District of Columbia in the United States alleging personal injury, including brain cancer, from mobile phone use. As discussed in the Group’s annual report for the year ended 31 March 2010, many of these claims have been dismissed under the pre-emption doctrine although a ruling by the District of Columbia Court of Appeals permits the plaintiffs to continue any claims alleging i) injuries in respect of mobile phones purchased before 1 August 1996 (the date of the Federal Communication Commission’s Specific Absorption Rate standard (‘FCC standard’)); ii) injuries in respect of mobile phones alleged not to have complied with the FCC standard; and iii) fraud and misrepresentation in respect of the sale or marketing of mobile phones in question. The cases have returned to the trial court to be adjudicated in accordance with the Court of Appeal’s decision and on 3 May 2010 plaintiffs in the four actions filed amended complaints with the Superior Court. The defendants filed a motion to dismiss the amended complaints on 30 July 2010. The plaintiffs in these four actions have agreed to dismiss the Company from the actions on jurisdictional grounds. However the plaintiffs have reserved the right to re-commence the actions against the Company if evidence supporting an assertion of jurisdiction were to emerge. On 30 September 2010 the plaintiffs filed a stipulation for the voluntary dismissal of the Company.

India tax case

Vodafone International Holdings B.V. (“VIHBV”) believes that it has no liability for Indian withholding taxes on the Hutchison transaction in 2007 and continued to take actions to defend itself vigorously both during and after the six months ended 30 September 2010. On 31 May 2010 the Indian tax authority ruled that it had jurisdiction to proceed against VIHBV to recover withholding tax from VIHBV on the Hutchison transaction in 2007. VIHBV appealed this ruling to the Bombay High Court. On 8 September 2010 the Bombay High Court ruled that the tax authority had jurisdiction to decide whether the transaction or some part of the transaction could be taxable in India. VIHBV appealed this decision to the Supreme Court on 14 September 2010. An initial hearing before the Supreme Court took place on 27 September 2010 at which the Supreme Court noted the appeal and asked the tax authorities to quantify any liability. On 22 October 2010 the Indian tax authorities quantified the alleged tax liability and issued a demand for payment of INR 112.2 billion (£1.6 billion) tax and interest. VIHBV has contested the amount of such demand both on the basis of the calculation and on the basis that no tax was due in any event. The possibility of whether VIHBV will be asked to make a deposit will be considered by the Supreme Court in its next hearing which is scheduled for 15 November 2010. The Supreme Court will also hear the appeal on the issue of jurisdiction at a later date. In addition, separate proceedings being taken against VIHBV to seek to treat it as an agent of Hutchison in respect of its alleged tax on the same transaction are now subject to appeal in the Bombay High Court where further actions of the Indian Tax authority are currently stayed and a hearing is scheduled for 23 November 2010. Vodafone Essar Limited’s case also continues to be stayed pending the outcome of the VIHBV Supreme Court hearing. VIHBV considers that neither it nor any other member of the Group is liable for such withholding tax or is liable to be made an agent of Hutchison.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
		2010	2009
	Note	£m	£m

Revenue	2	22,603	21,761
Cost of sales		(15,062)	(14,115)
Gross profit		7,541	7,646
Selling and distribution expenses		(1,526)	(1,479)
Administrative expenses		(2,600)	(2,578)
Share of result in associates		2,598	2,322
Impairment loss	3	(800)	–
Other income and expense		–	157
Operating profit	2	5,213	6,068
Non-operating income and expense	10	2,389	(7)
Investment income		1,402	634
Financing costs		(764)	(948)
Profit before taxation		8,240	5,747
Income tax expense	4	(736)	(952)
Profit for the period		7,504	4,795

Attributable to:
– Equity shareholders		7,542	4,820
– Non-controlling interests		(38)	(25)
		7,504	4,795

Earnings per share
– Basic	5	14.31p	9.17p
– Diluted	5	14.23p	9.14p

Consolidated statement of comprehensive income

		Six months ended 30 September
		2010	2009
		£m	£m

Gains on revaluation of available-for-sale investments, net of tax		328	501
Foreign exchange translation differences, net of tax		(2,444)	(2,193)
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax		(116)	47
Revaluation gain		–	963
Foreign exchange gains transferred to the income statement		–	(84)
Fair value (gains)/losses transferred to the income statement	10	(2,196)	3
Other, net of tax		3	25
Other comprehensive loss		(4,425)	(738)
Profit for the period		7,504	4,795
Total comprehensive income for the period		3,079	4,057

Attributable to:
– Equity shareholders		3,114	4,113
– Non-controlling interests		(35)	(56)
		3,079	4,057

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

	30 September	31 March
	2010	2010
	£m	£m

Non-current assets
Goodwill	49,722	51,838
Other intangible assets	24,080	22,420
Property, plant and equipment	19,392	20,642
Investments in associates	36,969	36,377
Other investments	3,951	7,591
Deferred tax assets	1,532	1,033
Post employment benefits	37	34
Trade and other receivables	3,334	2,831
	139,017	142,766
Current assets
Inventory	572	433
Taxation recoverable	202	191
Trade and other receivables	8,908	8,784
Other investments	539	388
Cash and cash equivalents	9,113	4,423
	19,334	14,219
Total assets	158,351	156,985

Equity
Called up share capital	4,153	4,153
Additional paid-in capital	153,597	153,509
Treasury shares	(7,863)	(7,810)
Retained losses	(75,266)	(79,655)
Accumulated other comprehensive income	15,746	20,184
Total equity shareholders’ funds	90,367	90,381

Non-controlling interests	2,995	3,379
Put options over non-controlling interests	(2,819)	(2,950)
Total non-controlling interests	176	429
Total equity	90,543	90,810

Non-current liabilities
Long-term borrowings	30,636	28,632
Taxation liabilities	350	–
Deferred tax liabilities	5,514	7,377
Post employment benefits	351	237
Provisions	491	497
Trade and other payables	900	816
	38,242	37,559
Current liabilities
Short-term borrowings	11,489	11,163
Taxation liabilities	4,055	2,874
Provisions	476	497
Trade and other payables	13,546	14,082
	29,566	28,616
Total equity and liabilities	158,351	156,985

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital	Treasury shares	Accumulated comprehensive income	Equity shareholders’ funds	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

1 April 2009	4,153	153,348	(8,036)	(63,303)	86,162	(1,385)	84,777
Issue or reissue of shares	–	–	132	(101)	31	–	31
Share-based payment	–	76	–	–	76	–	76
Acquisition of subsidiaries	–	–	–	–	–	1,610	1,610
Comprehensive income	–	–	–	4,113	4,113	(56)	4,057
Dividends	–	–	–	(2,731)	(2,731)	(3)	(2,734)
Other	–	–	37	(92)	(55)	–	(55)
30 September 2009	4,153	153,424	(7,867)	(62,114)	87,596	166	87,762

1 April 2010	4,153	153,509	(7,810)	(59,471)	90,381	429	90,810
Issue or reissue of shares	–	–	134	(108)	26	–	26
Share-based payment	–	88	–	–	88	–	88
Repurchase of own shares	–	–	(187)	–	(187)	–	(187)
Transactions with non-controlling shareholders in subsidiaries	–	–	–	(107)	(107)	22	(85)
Comprehensive income	–	–	–	3,114	3,114	(35)	3,079
Dividends	–	–	–	(2,976)	(2,976)	(240)	(3,216)
Other	–	–	–	28	28	–	28
30 September 2010	4,153	153,597	(7,863)	(59,520)	90,367	176	90,543

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
		2010	2009
	Note	£m	£m

Net cash flow from operating activities	7	6,240	6,729

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired		(22)	(1,650)
Purchase of intangible assets		(3,455)	(1,430)
Purchase of property, plant and equipment		(2,159)	(2,334)
Purchase of investments		(28)	(138)
Disposal of property, plant and equipment		15	18
Disposal of investments		4,270	7
Dividends received from associates		700	584
Dividends received from investments		84	141
Interest received		120	118
Net cash flow from investing activities		(475)	(4,684)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		26	31
Net movement in short-term borrowings		885	(95)
Proceeds from issue of long-term borrowings		3,871	2,607
Repayment of borrowings		(1,703)	(2,754)
Purchase of treasury shares		(146)	–
Equity dividends paid		(2,976)	(2,742)
Dividends paid to non-controlling shareholders in subsidiaries		(234)	(3)
Contributions from non-controlling shareholders in subsidiaries		–	613
Other transactions with non-controlling shareholders in subsidiaries		(137)	–
Interest paid		(759)	(795)
Net cash flow from financing activities		(1,173)	(3,138)

Net cash flow		4,592	(1,093)
Cash and cash equivalents at beginning of the period		4,363	4,846
Exchange loss on cash and cash equivalents		(134)	(216)
Cash and cash equivalents at end of the period		8,821	3,537

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

1    Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2010:

•                  were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’) and thereby International Financial Reporting Standards (‘IFRS’), both as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union (‘EU’);

•                  were prepared on the going concern basis as set out within the directors’ statement of responsibility section of the Group’s annual report for the year ended 31 March 2010;

•                  are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2010;

•                  apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2010 except as stated below;

•                  include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented; and

•                  do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 and were approved by the Board of directors on 9 November 2010.

The information relating to the year ended 31 March 2010 is an extract from the Group’s published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

IFRS 3 (Revised) - “Business Combinations”

The Group adopted IFRS 3 (Revised) on 1 April 2010. The revised standard introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that a business combination occurs and future reported results. Whilst this standard does not have a material impact on the Group’s results or financial position for the periods presented, it may impact the Group’s accounting for any future business combinations.

IAS 27 - “Consolidated and Separate Financial Statements”

The Group adopted an amendment to IAS 27 “Consolidated and Separate Financial Statements” on 1 April 2010. This requires that when a transaction occurs with non-controlling interests in Group entities that do not result in a change in control, the difference between the consideration paid or received and the recorded non-controlling interest should be recognised in equity. Cash flows related to such transactions should be reported within financing activities in the statement of cash flows. In cases where control is lost, any retained interest should be remeasured to fair value, with the difference between fair value and the previous carrying value being recognised immediately in the income statement.

The adoption of this standard has resulted in a change in presentation within the statement of cash flows of amounts paid to acquire non-controlling interests in Group entities that do not result in a change in control. In the six months ended 30 September 2010 £137 million related to such transactions was classified as ‘Other transactions with non-controlling shareholders in subsidiaries’ within ‘Net cash flows from financing activities’, whereas these amounts would have previously been recorded in ‘Purchase of interests in subsidiaries and joint ventures, net of cash acquired’ within ‘Cash flows from investing activities’. There is no material impact in the comparative period.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

2                 Segment analysis

The Group has a single group of related services and products being the supply of communications services and products. The Group announced a new organisational structure on 9 September 2010, effective on 1 October 2010. The results presented are in line with the structure as at 30 September 2010.

	Segment	Common	Intra-region	Regional	Inter-region	Group	Adjusted
	revenue	Functions	revenue	revenue	revenue	revenue	EBITDA
	£m	£m	£m	£m	£m	£m	£m
Six months ended 30 September 2010
Germany	3,859		(22)	3,837	(4)	3,833	1,471
Italy	2,852		(22)	2,830	(3)	2,827	1,356
Spain	2,614		(37)	2,577	(2)	2,575	868
UK	2,593		(25)	2,568	(5)	2,563	599
Other Europe	2,513		(27)	2,486	(3)	2,483	847
Europe	14,431		(133)	14,298	(17)	14,281	5,141
Vodacom	2,612		–	2,612	(4)	2,608	866
Other Africa and Central Europe	1,913		–	1,913	(15)	1,898	486
Africa and Central Europe	4,525		–	4,525	(19)	4,506	1,352
India	1,874		–	1,874	(7)	1,867	488
Other Asia Pacific and Middle East	1,863		–	1,863	(13)	1,850	590
Asia Pacific and Middle East	3,737		–	3,737	(20)	3,717	1,078
Common Functions	–	114	–	114	(15)	99	(208)
Group	22,693	114	(133)	22,674	(71)	22,603	7,363
Verizon Wireless(1)	9,372						3,753

Six months ended 30 September 2009
Germany	3,942		(26)	3,916	(7)	3,909	1,557
Italy	2,988		(24)	2,964	(3)	2,961	1,445
Spain	2,948		(52)	2,896	(2)	2,894	1,072
UK	2,513		(23)	2,490	(6)	2,484	583
Other Europe	2,677		(32)	2,645	(3)	2,642	947
Europe	15,068		(157)	14,911	(21)	14,890	5,604
Vodacom	1,948		–	1,948	(3)	1,945	651
Other Africa and Central Europe	1,791		–	1,791	(33)	1,758	460
Africa and Central Europe	3,739		–	3,739	(36)	3,703	1,111
India	1,485		(1)	1,484	(8)	1,476	357
Other Asia Pacific and Middle East	1,595		–	1,595	(14)	1,581	475
Asia Pacific and Middle East	3,080		(1)	3,079	(22)	3,057	832
Common Functions	–	127	–	127	(16)	111	(92)
Group	21,887	127	(158)	21,856	(95)	21,761	7,455
Verizon Wireless(1)	8,583						3,349

Note:

(1)     Values shown for Verizon Wireless are not included in the calculation of Group revenue or adjusted EBITDA as Verizon Wireless is an associate.

A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation see the consolidated income statement on page 30.

	Six months ended 30 September
	2010	2009
	£m	£m
Adjusted EBITDA	7,363	7,455
Depreciation and amortisation including loss on disposal of fixed assets	(3,948)	(3,866)
Share of results in associates	2,598	2,322
Impairment loss	(800)	–
Other income and expense	–	157
Operating profit	5,213	6,068

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

3    Impairment loss

The carrying value of goodwill of the Group’s operations in Greece (reported within the Other Europe segment) has been impaired by £800 million following a test for impairment triggered by adverse movements in the discount rate and adverse performance against previous plans as a result of challenging economic conditions.

The majority of the impairment loss was driven by adverse discount rate movements and was based on a value in use calculation using a pre-tax risk adjusted discount rate of 17.0%. The charge has been recognised in the consolidated income statement as a separate line item within operating profit. The pre-tax adjusted discount rate used in the previous value in use calculation at 31 March 2010 was 12.1%. The recoverable amount of the Group’s operations in Greece equals its reported carrying value at 30 September 2010 and consequently, any adverse change in a key assumption underpinning the value in use calculation may cause a further impairment loss to be recognised.

4                 Taxation

	Six months ended 30 September
	2010	2009
	£m	£m
United Kingdom corporation tax expense/(income):
Current year	38	–
Adjustments in respect of prior years	5	(17)

Overseas current tax expense/(income):
Current year	1,624	1,365
Adjustments in respect of prior years	(229)	(346)
Total current tax expense	1,438	1,002

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(210)	(114)
Overseas deferred tax	(492)	64
Total deferred tax income	(702)	(50)
Total income tax expense	736	952

On 22 July 2010 Vodafone reached agreement with the UK tax authorities with respect to the CFC tax case. Vodafone will pay £1.25 billion to settle all outstanding CFC issues from 2001 to date and has also reached agreement that no further UK CFC tax liabilities will arise in the near future under current legislation. Longer term, no CFC liabilities are expected to arise as a consequence of the likely reforms of the UK CFC regime due to the facts established in this agreement. The settlement comprises £800 million in the current financial year with the balance to be paid in instalments over the following five years. Income tax expense includes a credit of £550 million arising as a result of this settlement, which in part includes the related recognition of a deferred tax asset in Luxembourg for the use of losses in future years. The liability of £1.25 billion has been reclassified to current tax from deferred tax.

Vodafone Holdings Europe SL has resolved its dispute with the Spanish tax authorities regarding the deductibility of interest expenses in the accounting periods ended 31 March 2003 and 31 March 2004. The impact is reflected in the Group’s results for the six months ended 30 September 2010.

5                 Earnings per share

	Six months ended 30 September
	2010	2009
	Millions	Millions

Weighted average number of shares for basic earnings per share	52,701	52,556
Effect of dilutive potential shares: restricted shares and share options	283	204
Weighted average number of shares for diluted earnings per share	52,984	52,760

	£m	£m
Earnings for basic and diluted earnings per share	7,542	4,820

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

6                 Equity dividends on ordinary shares

	Six months ended 30 September
	2010	2009
	£m	£m

Declared during the period:

Final dividends for the year ended 31 March 2010: 5.65 pence per share (2009: 5.20 pence per share)	2,976	2,731

Proposed after the end of the reporting period and not recognised as a liability:

Interim dividend for the year ending 31 March 2011: 2.85 pence per share (2010: 2.66 pence per share)	1,494	1,400

7                 Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2010	2009
	£m	£m

Profit for the period	7,504	4,795
Adjustments for:
Share-based payments	78	71
Depreciation and amortisation	3,930	3,826
Loss on disposal of property, plant and equipment	18	40
Share of result in associates	(2,598)	(2,322)
Impairment loss	800	–
Other income and expense	–	(157)
Non-operating income and expense	(2,389)	7
Investment income	(1,402)	(634)
Financing costs	764	948
Income tax expense	736	952
Increase in inventory	(149)	(100)
Increase in trade and other receivables	(481)	(471)
Increase in trade and other payables	520	622
Cash generated by operations	7,331	7,577
Tax paid	(1,091)	(848)
Net cash flow from operating activities	6,240	6,729

8                 Related party transactions

The Group’s related parties are its joint ventures, associates, pension schemes, directors and Executive Committee members.

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these condensed consolidated financial statements, except as disclosed below. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation or disclosed on the following page.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

	Six months ended 30 September
	2010	2009
	£m	£m

Sales of goods and services to associates	152	140
Purchases of goods and services from associates	93	85
Purchases of goods and services from joint ventures	107	92
Net interest income receivable from joint ventures	12	19

	30 September	31 March
	2010	2010
	£m	£m
Trade balances owed:
by associates	27	24
to associates	15	17
by joint ventures	59	27
to joint ventures	11	40
Other balances owed by joint ventures(1)	331	751

Note:

(1)     Amounts arise primarily through Vodafone Italy and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

In the six months ended 30 September 2010 the Group made contributions to defined benefit pension schemes of £15 million (six months ended 30 September 2009: £44 million). Dividends received from associates are disclosed in the consolidated statement of cash flows. Compensation paid to the Company’s Board of directors and Executive Committee members will be disclosed in the Group’s annual report for the year ending 31 March 2011.

9            Commitments and contingent liabilities

There have been no material changes to the Group’s commitments or contingent liabilities during the period, except as disclosed in note 4 and 10.

10 Other matters

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

Licence acquisitions

India

On 19 May 2010 Vodafone secured 20 year licences for 2x5 MHz of 3G spectrum in nine circles in the Indian auction for a total price of INR 116.2 billion (£1.7 billion). These circles include Delhi, Mumbai, Kolkata and a further three ‘A’ circles and three ‘B’ circles providing a footprint covering 66% of Vodafone Essar Limited’s current revenue base.

Germany

On 20 May 2010 Vodafone acquired nationwide 15 year licences for 2x10 MHz of 800 MHz spectrum, 2x5 MHz of 2.1 GHz spectrum, 2x20 MHz of 2.6 GHz spectrum and 25 MHz of 2.6 GHz unpaired spectrum for a cost of €1.4 billion (£1.2 billion).

China Mobile

On 10 September 2010 Vodafone sold its entire 3.2% interest in China Mobile Limited. The cash consideration was £4.3 billion before tax and transaction costs and resulted in a pre-tax gain of £2.4 billion which has been recorded in non-operating income and expense in the consolidated income statement.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

Events after the end of the reporting period

Developments in the India tax case

Vodafone International Holdings B.V. (“VIHBV”) believes that it has no liability for Indian withholding taxes on the Hutchison transaction in 2007 and continued to take actions to defend itself vigorously both during and after the six months ended 30 September 2010. On 31 May 2010 the Indian tax authority ruled that it had jurisdiction to proceed against VIHBV to recover withholding tax from VIHBV on the Hutchison transaction in 2007. VIHBV appealed this ruling to the Bombay High Court. On 8 September 2010 the Bombay High Court ruled that the tax authority had jurisdiction to decide whether the transaction or some part of the transaction could be taxable in India. VIHBV appealed this decision to the Supreme Court on 14 September 2010. An initial hearing before the Supreme Court took place on 27 September 2010 at which the Supreme Court noted the appeal and asked the tax authorities to quantify any liability. On 22 October 2010 the Indian tax authorities quantified the alleged tax liability and issued a demand for payment of INR 112.2 billion (£1.6 billion) tax and interest. VIHBV has contested the amount of such demand both on the basis of the calculation and on the basis that no tax was due in any event. The possibility of whether VIHBV will be asked to make a deposit will be considered by the Supreme Court in its next hearing which is scheduled for 15 November 2010. The Supreme Court will also hear the appeal on the issue of jurisdiction at a later date. In addition, separate proceedings being taken against VIHBV to seek to treat it as an agent of Hutchison in respect of its alleged tax on the same transaction are now subject to appeal in the Bombay High Court where further actions of the Indian Tax authority are currently stayed and a hearing is scheduled for 23 November 2010. Vodafone Essar Limited’s case also continues to be stayed pending the outcome of the VIHBV Supreme Court hearing. VIHBV considers that neither it nor any other member of the Group is liable for such withholding tax or is liable to be made an agent of Hutchison.

SoftBank

On 9 November 2010 Vodafone agreed to sell to SoftBank Corp. of Japan (“SoftBank”) its interests in loan notes issued by SoftBank Mobile Corp. and preferred stock and share acquisition rights issued by BB Mobile Corp. (both subsidiaries of SoftBank Corp), which were originally received as part of the proceeds from the sale of Vodafone Japan in 2006, for a total consideration of ¥412.5 billion (£3.1 billion).

The consideration will be received in two tranches: ¥212.5 billion (£1.6 billion) in December 2010 and ¥200 billion (£1.5 billion) expected in April 2012. The first tranche of the proceeds will be used to reduce Vodafone Group’s net debt.

The securities had a carrying value of ¥341 billion (£2.6 billion) at 30 September 2010.

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of our reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure..

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses and other operating income and expense. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 2 to the condensed consolidated financial statements on page 35.

Group adjusted operating profit and adjusted earnings per share

Group adjusted operating profit excludes non-operating income of associates, impairment losses and other income and expense. Adjusted earnings per share also exclude amounts in relation to equity put rights and similar arrangements and certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons:

•                  these measures are used by the Group for internal performance analysis;

•                  these measures are used in setting director and management remuneration; and

•                  they are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliation of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, is provided in the section “Financial results” beginning on page 9.

Cash flow measures

In presenting and discussing our reported results, free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•                  these measures allow us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•                  these measures facilitate comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•                  these measures are used by management for planning, reporting and incentive purposes; and

USE OF NON-GAAP FINANCIAL INFORMATION

•                  these measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow and operating free cash flow is provided on page 22.

Organic growth

All amounts in this document marked with an “(*)” represent organic growth which present performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on the underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•                  it is used for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies although the term “organic” is not a defined term under IFRS and may not therefore be comparable with similarly titled measures reported by other companies.

Reconciliations of organic growth to reported growth is shown where used or in the table below:

						% change
			Organic	M&A activity	Foreign exchange	Reported
Service revenue	H1	Group	1.7	1.5	0.5	3.7
Revenue	H1	Group	1.8	1.5	0.6	3.9
Adjusted EBITDA	H1	Group	(2.8)	2.0	(0.4)	(1.2)
Adjusted operating profit	H1	Group	0.7	2.3	(0.3)	2.7
Service revenue	Q2	Group	2.3	0.4	(0.2)	2.5
Data revenue	H1	Group	25.9	2.7	(0.4)	28.2
Adjusted EBITDA margin movement	H1	Group	(1.5)	0.2	(0.4)	(1.7)
Enterprise revenue	H1	Europe	0.2	–	(3.0)	(2.8)
Data revenue	H1	Europe	23.2	–	(3.7)	19.5
Service revenue	Q2	Europe	(0.8)	–	(3.7)	(4.5)
Fixed line revenue	H1	Europe	4.4	–	(3.9)	0.5
Service revenue	Q2	UK	5.2	–	(0.1)	5.1
Service revenue	H1	Netherlands	6.2	(9.1)	(3.6)	(6.5)
Service revenue	H1	Turkey	26.8	3.5	6.6	36.9
Service revenue	H1	Romania	(13.0)	–	(3.2)	(16.2)
Service revenue	Q2	Australia	12.4	–	16.3	28.7
Service revenue	H1	Egypt	(0.8)	–	3.6	2.8
Service revenue	Q2	Germany	2.1	–	(4.5)	(2.4)
Service revenue	Q2	Italy	(1.3)	–	(4.3)	(5.6)
Service revenue	Q2	Spain	(7.9)	–	(4.1)	(12.0)
Service revenue	Q2	Vodacom	5.0	(0.1)	11.1	16.2
Service revenue	Q2	India	15.7	–	12.0	27.7
Contribution to India service revenue growth	H1	Indus Towers	2.3	–	0.2	2.5
Adjusted EBITDA	H1	Asia Pacific and Middle East	11.5	7.0	11.1	29.6
Adjusted EBITDA	H1	Africa and Central Europe	6.7	7.3	7.7	21.7
Service revenue	H1	Verizon Wireless(1)	5.2	0.2	5.0	10.4
Revenue	H1	Verizon Wireless(1)	4.2	–	5.0	9.2
Adjusted EBITDA	H1	Verizon Wireless(1)	7.8	(0.7)	5.0	12.1
Group’s share of result in Verizon Wireless	H1	Verizon Wireless(1)	12.6	0.2	5.1	17.9

Note:

(1)               Organic growth rates include the impact of a non-cash revenue adjustment which was recorded to properly defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent growth rates for service revenue, revenue, adjusted EBITDA and the Group’s share of result in Verizon Wireless would have been 6.2%, 5.2%, 10.3% and 16.5% respectively.

USE OF NON-GAAP FINANCIAL INFORMATION

Reconciliations of movements in organic service revenue growth between the current quarter (Q2 2011) and the previous quarter (Q1 2011) can be found below.

						% change
			Organic	M&A	Foreign exchange	Reported

Service revenue	Europe	Q2 2011	(0.8)	–	(3.7)	(4.5)
		Q1 2011	(1.7)	–	(2.5)	(4.2)
		Change	0.9	–	(1.2)	(0.3)

	Turkey	Q2 2011	29.5	3.4	6.1	39.0
		Q1 2011	23.7	4.1	7.0	34.8
		Change	5.8	(0.7)	(0.9)	4.2

	Italy	Q2 2011	(1.3)	–	(4.3)	(5.6)
		Q1 2011	(2.5)	–	(3.0)	(5.5)
		Change	1.2		(1.3)	(0.1)

	Group	Q2 2011	2.3	0.4	(0.2)	2.5
		Q1 2011	1.1	2.7	1.1	4.9
		Change	1.2	(2.3)	(1.3)	(2.4)

Other

Certain of the statements within the section titled “Chief Executive’s statement” on pages 3 and 5 contain forward-looking, non-GAAP financial information for which, at this time, there is no comparable GAAP measure and which, at this time, cannot be quantitatively reconciled to comparable GAAP financial information.

Certain of the statements within the section titled “Updated guidance” on pages 7 and 8 contain forward-looking, non-GAAP financial information which, at this time, cannot be quantitatively reconciled to comparable GAAP financial information.

ADDITIONAL INFORMATION

Regional results(1)

	Revenue		Adjusted EBITDA		Adjusted operating profit/(loss)		Capital expenditure		Operating free cash flow
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Germany	3,859	3,942	1,471	1,557	818	880	342	331	1,111	1,429
Italy	2,852	2,988	1,356	1,445	1,004	1,085	260	299	983	1,103
Spain	2,614	2,948	868	1,072	555	745	220	171	402	656
UK	2,593	2,513	599	583	137	75	178	141	266	400

Other Europe
Greece	486	601	124	172	26	66	67	92	36	86
Netherlands	823	883	286	283	177	180	99	55	217	296
Portugal	565	612	232	253	145	166	63	64	162	181
Other(2)	639	581	205	239	123	145	63	30	55	181
Associates	–	–	–	–	283	309	–	–	–	–
	2,513	2,677	847	947	754	866	292	241	470	744

Intra-region eliminations	(133)	(157)	–	–	–	–	–	–	–	–
Europe	14,298	14,911	5,141	5,604	3,268	3,651	1,292	1,183	3,232	4,332

Vodacom	2,612	1,948	866	651	343	196	183	209	565	392
Other Africa and Central Europe
Romania	359	426	149	196	53	68	32	37	84	99
Turkey	760	557	93	20	(33)	(71)	146	149	3	(91)
Other	794	808	244	244	80	69	84	125	159	105
Africa and Central Europe	4,525	3,739	1,352	1,111	443	262	445	520	811	505

India	1,874	1,485	488	357	6	(43)	286	529	340	(31)
Other Asia Pacific and Middle East
Egypt	691	677	323	335	200	212	101	85	213	293
Other	1,172	918	267	140	33	(37)	184	151	194	28
Intra-region eliminations	–	(1)	–	–	–	–	–	–	–	–
Asia Pacific and Middle East	3,737	3,079	1,078	832	239	132	571	765	747	290

Verizon Wireless	–	–	–	–	2,344	1,988	–	–	–	–
Common Functions	114	127	(208)	(92)	(225)	(122)	127	134	(121)	(321)
Inter-region eliminations	(71)	(95)	–	–	–	–	–	–	–	–
Group	22,603	21,761	7,363	7,455	6,069	5,911	2,435	2,602	4,669	4,806

Notes:

(1)     The Group announced a new organisational structure on 9 September 2010, effective on 1 October 2010. The results are presented in line with the structure as at 30 September 2010.

(2)     Includes elimination of £7 million (2009: £8 million) of intercompany revenue between operating companies within the Other Europe segment.

See page 40 for “Use of non-GAAP financial information” and page 47 for “Definition of terms”.

ADDITIONAL INFORMATION

Service revenue – quarter ended 30 September

Group(1)	Europe	Africa and Central Europe	Asia Pacific and Middle East
2010	2009	2010	2009	2010	2009	2010	2009
£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	6,851	7,034	3,971	4,460	1,563	1,464	1,319	1,111
Messaging revenue	1,260	1,169	921	907	188	147	150	115
Data revenue	1,243	992	892	752	200	135	151	105
Fixed line revenue	819	795	705	712	86	62	28	20
Other service revenue	469	392	289	265	87	88	116	81
Service revenue	10,642	10,382	6,778	7,096	2,124	1,896	1,764	1,432

% change
Group	Europe	Africa and Central Europe	Asia Pacific and Middle East
Organic	M&A	Foreign exchange	Reported	Organic	M&A	Foreign Exchange	Reported	Organic	M&A	Foreign exchange	Reported	Organic	M&A	Foreign Exchange	Reported

Voice revenue	(3.2)	0.4	0.2	(2.6)	(7.5)	-	(3.5)	(11.0)	1.4	-	5.4	6.8	8.3	0.1	10.3	18.7
Messaging revenue	8.6	0.1	(0.9)	7.8	5.0	-	(3.5)	1.5	22.8	(0.1)	5.2	27.9	22.1	(4.6)	12.9	30.4
Data revenue	25.9	0.2	(0.8)	25.3	23.0	-	(4.4)	18.6	39.1	(0.9)	9.9	48.1	28.3	1.7	13.8	43.8
Fixed line revenue	5.1	1.4	(3.5)	3.0	3.6	-	(4.6)	(1.0)	14.1	16.1	8.5	38.7	27.4	0.2	12.4	40.0
Other service revenue	17.4	1.5	0.7	19.6	12.5	-	(3.4)	9.1	(6.7)	0.8	4.8	(1.1)	33.5	(2.3)	12.0	43.2
Service revenue	2.3	0.4	(0.2)	2.5	(0.8)	-	(3.7)	(4.5)	5.8	0.5	5.7	12.0	12.2	0.1	10.9	23.2
Germany	Italy	Spain	UK	Vodacom	India
2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	896	980	824	924	866	1,011	642	672	865	782	724	593
Messaging revenue	192	191	213	223	88	102	282	243	76	61	40	23
Data revenue	295	243	150	128	136	122	184	145	134	87	56	40
Fixed line revenue	443	461	132	127	76	80	8	8	54	42	1	1
Other service revenue	35	32	37	35	55	72	114	102	48	41	78	47
Service revenue	1,861	1,907	1,356	1,437	1,221	1,387	1,230	1,170	1,177	1,013	899	704

% change
Germany	Italy	Spain	UK	Vodacom	India
Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	(2.4)	2.1	(5.6)	(1.3)	(12.0)	(7.9)	5.2	5.2	16.2	5.0	27.7	15.7

Note: The sum of the regional amounts may not be equal to Group totals due to Common Functions and intercompany eliminations.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Note	Reported	Adjustments	Adjusted
Six months ended 30 September 2010		£m	£m	£m

Operating profit	1	5,213	856	6,069
Non-operating income and expense	2	2,389	(2,389)	–
Net investment income/(financing costs)	3	638	(1,078)	(440)
Profit before taxation		8,240	(2,611)	5,629
Income tax expense	4	(736)	(315)	(1,051)
Profit for the period		7,504	(2,926)	4,578

Attributable to:
– Equity shareholders		7,542	(2,926)	4,616
– Non-controlling interests		(38)	–	(38)

Basic earnings per share		14.31p		8.76p

Notes:

(1)     Adjustment relates to the £800 million impairment loss for Vodafone Greece and the £56 million net loss arising on the disposal by Verizon Wireless of certain markets related to the Alltel acquisition.

(2)     Adjustment primarily consists of the gain on disposal arising from the disposal of the Group’s 3.2% interest in China Mobile Limited.

(3)     Includes a £228 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank which completed in April 2006 and an £872 million release of interest accrual on the settlement of UK CFC tax claim in July 2010.

(4)     Represents £235 million relating to tax on the adjustments used to derive adjusted profit before tax offset by £550 million arising on the settlement of the UK CFC tax claim in July 2010.

	Note	Reported	Adjustments	Adjusted
Six months ended 30 September 2009		£m	£m	£m

Operating profit	1	6,068	(157)	5,911
Non-operating income and expense		(7)	7	–
Net investment income/(financing costs)	2	(314)	(116)	(430)
Profit before taxation		5,747	(266)	5,481
Income tax expense	3	(952)	28	(924)
Profit for the period		4,795	(238)	4,557

Attributable to:
– Equity shareholders		4,820	(238)	4,582
– Non-controlling interests		(25)	–	(25)

Basic earnings per share		9.17p		8.72p

Notes:

(1)     Consists of the gain on disposal arising from the merger of Vodafone Australia with Hutchison 3G Australia.

(2)     Includes a £115 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank which completed in April 2006 offset by a £231 million adjustment in relation to equity put rights and similar arrangements (see note 3 in net financing costs on page 11).

(3)     Represents a £28 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax.

ADDITIONAL INFORMATION

Mobile customers(1)

(in thousands)
Country	1 July 2010	Net additions	Other movements	30 September 2010	Prepaid

Europe
Germany	34,874	819	–	35,693	54.8%
Italy	23,346	245	–	23,591	85.5%
Spain	16,827	280	–	17,107	38.3%
UK	18,854	122	–	18,976	51.6%
	93,901	1,466	–	95,367	60.6%

Other Europe
Albania	1,679	22	–	1,701	93.9%
Greece	5,492	(535)	–	4,957	66.6%
Ireland	2,151	32	–	2,183	66.9%
Malta	239	14	–	253	85.4%
Netherlands	4,757	94	–	4,851	39.0%
Portugal	5,984	76	–	6,060	80.7%
	20,302	(297)	–	20,005	66.8%
Europe	114,203	1,169	–	115,372	61.6%

Africa and Central Europe
Vodacom(2)	37,722	1,656	–	39,378	87.5%
Czech Republic	3,040	78	–	3,118	46.4%
Ghana	2,741	(173)	–	2,568	99.4%
Hungary	2,599	12	–	2,611	54.1%
Poland	3,344	(3)	–	3,341	47.8%
Romania	9,819	20	–	9,839	62.6%
Turkey	16,148	380	–	16,528	78.3%
Africa and Central Europe	75,413	1,970	–	77,383	74.7%

Asia Pacific and Middle East
India(3)	109,061	6,492	–	115,553	94.8%
Australia	3,551	29	–	3,580	44.4%
Egypt	25,791	2,408	–	28,199	96.0%
Fiji	358	(17)	–	341	96.2%
New Zealand	2,479	(35)	–	2,444	68.7%
Qatar	534	67	–	601	94.5%
Asia Pacific and Middle East	141,774	8,944	–	150,718	92.3%
Group	331,390	12,083	–	343,473	77.8%

Reconciliation to proportionate
Group	331,390	12,083	–	343,473
Non-controlling interests subsidiaries	(65,197)	(3,989)	–	(69,186)
Verizon Wireless(4)	41,428	451	48	41,927	9.9%
Other associates and investments(5)	39,185	597	(24,033)	15,749	97.9%
Proportionate	346,806	9,142	(23,985)	331,963	83.2%

Europe	123,155	1,273	–	124,428	58.3%
Africa and Central Europe	64,761	1,450	–	66,211	78.6%
Asia Pacific and Middle East	117,462	5,968	(24,033)	99,397	98.3%
Verizon Wireless	41,428	451	48	41,927	9.9%

Notes:

(1)     Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Poland, Australia and Fiji) based on the Group’s equity interests. Proportionate customers are based on the Group’s equity interests in subsidiaries, joint ventures and associates. Further details of the Group’s equity interests are provided in notes 12 to 14 of the consolidated financial statements included within the Group’s 2010 annual report.

(2)     Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

(3)     Proportionate customers are based on equity interests at 30 September 2010. However, the calculation of proportionate customers for India also assumes the exercise of call options that could increase the Group’s aggregate direct and indirect equity interest from 59.93% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

(4)     Other movements relates to customers purchased from AT&T as part of the conditions of AT&T’s acquisition of Centennial Communications.

(5)     Other movements include the disposal of the Group’s 3.2% interest in China Mobile Limited of 18.0 million customers as well as a prospective change in the definition of proportionate mobile customers to exclude investments.

ADDITIONAL INFORMATION

Annualised mobile customer churn – quarter ended 30 September 2010

Country	Contract	Prepaid	Total

Germany	16.7%	28.8%	23.2%

Italy	20.2%	26.0%	25.1%

Spain	19.5%	37.3%	26.2%

UK	16.1%	59.1%	38.5%

Vodacom(1)	9.5%	48.8%	43.9%

India	23.2%	42.4%	41.4%

Note:

(1)     Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

Notes:

1.      Vodafone, the Vodafone logo, Vodacom and Vodafone One Net are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.      All growth rates reflect a comparison to the six months ended 30 September 2009 unless otherwise stated.

3.      References to the “first quarter”, “previous quarter” or “Q1” are to the quarter ended 30 June 2010 unless otherwise stated.

4.      References to the “second quarter” or “Q2” are to the quarter ended 30 September 2010 unless otherwise stated.

5.      References to “H1” are to the six months ended 30 September 2010 unless otherwise stated.

6.      All amounts marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. All relevant calculations of organic growth include Vodacom at the current level of ownership and exclude all results of the Group’s business in Australia. The in-country acquisition of Alltel by Verizon Wireless has been included on a pro-forma basis assuming the business was acquired at the beginning of the comparative period.

7.      Reported growth is based on amounts in pounds sterling as determined under IFRS.

8.      Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Copyright © Vodafone Group 2010

Definitions of terms

Term	Definition

Proportionate mobile customers	The proportionate mobile customer number represents the number of mobile customers in the Group’s subsidiaries, joint ventures and associates, based on the Group’s ownership in such ventures.

For definitions of other terms please refer to page 141 of the Group’s 2010 annual report.

OTHER INFORMATION

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to expectations regarding the Group’s financial condition or results of operations contained within the Chief Executive’s statement on pages 3 to 5, including the updated strategy announced 9 November 2010, the Group’s 7% per annum dividend per share growth policy and the guidance for the 2011 financial year and the medium-term guidance for the three financial years ending 31 March 2014 on pages 7 and 8 of this document and expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends including customer mix and usage, competitive pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies introduced by Vodafone or by Vodafone in conjunction with third parties; anticipated benefits to the Group from cost reduction or efficiency programmes; growth in customers and usage; growth in mobile data, enterprise and broadband; expectations regarding adjusted operating profit, revenue, service revenue, capitalised fixed asset additions, adjusted EBITDA margins, depreciation and amortisation charges, capital expenditure, free cash flow, and tax rates, including the Group’s adjusted effective tax rate, for the 2011 financial year; expectations regarding capital expenditures; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled assets and newly acquired businesses, including Vodafone Hutchison Australia and its planned merger with the 3 network; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to renew or obtain necessary licences; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates or interest rates; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate; and changes in exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group Plc’s 2010 annual report. The annual report can be found on the Group’s website, www.vodafone.com/investor. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 12, 2010	By: /s/ R MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary